Exhibit 99.1

Pembina Pipeline Corporation Reports Second Quarter 2016 Results

$1.5 billion of new assets into service so far this year, including recently completed strategic acquisition; record first half results

All financial figures are in Canadian dollars unless noted otherwise.

CALGARY, AB, August 4, 2016 – Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA) announced today its financial and operating results for the second quarter of 2016.

Financial Overview

($ millions, except where noted)	3 Months Ended June 30 (unaudited)		6 Months Ended June 30 (unaudited)
	2016	2015	2016	2015
Conventional Pipelines revenue volumes (mbpd)(1)(2)	648	603	659	618
Oil Sands & Heavy Oil contracted capacity (mbpd)(1)	880	880	880	880
Gas Services average revenue volumes (mboe/d) net to Pembina(2)(3)	133	108	123	111
Midstream Natural Gas Liquids ("NGL") sales volumes (mbpd)(1)	132	104	136	117
Total volume (mboe/d)	1,793	1,695	1,798	1,726

Revenue	1,027	1,213	2,044	2,367
Net revenue(4)	429	351	823	726
Operating margin(4)	327	259	642	543
Gross profit	248	200	485	428
Earnings	113	43	215	163
Earnings per common share – basic and diluted (dollars)	0.25	0.09	0.48	0.41
Adjusted EBITDA(4)	291	228	560	469
Cash flow from operating activities	273	209	544	329
Cash flow from operating activities per common share – basic (dollars)(4)	0.70	0.62	1.42	0.97
Adjusted cash flow from operating activities(4)	235	176	444	389
Adjusted cash flow from operating activities per common share – basic (dollars)(4)	0.60	0.51	1.16	1.14
Common share dividends declared	187	154	359	302
Preferred share dividends declared	16	11	30	21
Dividends per common share (dollars)	0.48	0.45	0.94	0.89
Capital expenditures	380	387	755	885
Acquisition	566		566

	3 Months Ended June 30 (unaudited)				6 Months Ended June 30 (unaudited)
	2016		2015		2016		2015
($ millions)	Revenue	Operating Margin(4)	Revenue	Operating Margin(4)	Revenue	Operating Margin(4)	Revenue	Operating Margin(4)
Conventional Pipelines	177	127	152	102	352	255	306	200
Oil Sands & Heavy Oil	47	34	50	35	99	67	105	70
Gas Services	64	46	49	35	117	83	103	72
Midstream(5)	142	118	99	86	256	232	212	199
Corporate	(1)	2	1	1	(1)	5		2
Total	429	327	351	259	823	642	726	543

(1)	mbpd is thousands of barrels per day.
(2)	Revenue volumes are equal to contracted plus interruptible volumes.
(3)	Average revenue volumes converted to mboe/d (thousands of barrels of oil equivalent per day) from million cubic feet per day ("MMcf/d") at 6:1 ratio.
(4)	Refer to "Non-GAAP Measures."
(5)	Net revenue (revenue less cost of goods sold including product purchases). Refer to "Non-GAAP Measures".

Pembina Pipeline Corporation

Highlights

•	Placed over $1 billion in new assets into service during the first six months of the year, including RFS II, Musreau III and the Resthaven Expansion (as defined below);
•	Closed a $566 million (including closing adjustments) acquisition of the Kakwa River Facility, a 250 MMcf/d gas processing plant and associated midstream infrastructure (see below);
•	Gas Services achieved record quarterly and year-to-date revenue volumes with an average of 795 MMcf/d and 735 MMcf/d, a 23 percent and 11 percent increase, respectively, over the comparable periods in 2015, driven by newly in-service assets;
•	Generated second quarter and year-to-date earnings of $113 million and $215 million, a 163 percent and 32 percent increase, respectively, over the same periods of the prior year;
•	Realized Adjusted EBITDA of $291 million in the second quarter and $560 million year-to-date, 28 percent and 19 percent higher than the second quarter and first half of 2015;
•	Cash flow from operating activities increased by 31 percent and 65 percent to $273 million and $544 million while adjusted cash flow from operating activities increased by 33 percent and 14 percent to $235 million and $444 million compared to the second quarter and first half of 2015;
•	On a per share (basic) basis during the three and six months ended June 30, 2016, cash flow from operating activities increased 13 percent and 46 percent respectively and adjusted cash flow from operating activities increased 18 percent and 2 percent respectively compared to the same periods of the prior year;
•	Received approval from the Alberta Energy Regulator in April 2016 and began construction on two 270 kilometre, 24 and 16 inch pipelines between Fox Creek and Namao, Alberta, as part of a series of projects that form the Company's Phase III Pipeline Expansion; and
•	Raised $250 million of gross proceeds through the issuance of Series 13 preferred shares.

"During the first half of the year, we continued our strong momentum of executing our growth plans, bringing just over $1 billion of assets into service, excluding our recent acquisition, while adding new assets and projects to our portfolio," said Mick Dilger, Pembina's President and Chief Executive Officer. "Not only did we complete an acquisition of new gas services infrastructure, we strengthened our foothold in a core area, reached a key regulatory milestone on our largest project, operated safely and reliably, and set the stage for growth beyond 2018. With our committed growth projects, we are on track to deliver significant cash flow per share growth through 2018 and have made meaningful strides to advance longer-term development opportunities."

New Developments in 2016 and Growth Projects Update

•	Entered into agreements to construct infrastructure relating to the Company's previously announced 100 MMcf/d (gross) shallow cut gas plant, Duvernay I, which is now fully contracted. The infrastructure includes condensate, gas and water field handling, a gas gathering trunk line and a fuel line and is expected to cost $130 million;
•	Increased total processing capacity under Pembina's Gas Services business to over 1.7 billion cubic feet per day, making Pembina one of the largest third-party gas processors serving the Western Canadian Sedimentary Basin through the acquisition of the Kakwa River sour natural gas processing complex (the "Kakwa River Facility"), which includes gas gathering pipelines, a sales gas pipeline and future disposal wells, as well as preliminary engineering studies, licenses and surface rights for the future construction of a sour natural gas processing facility. The operating assets added 200 MMcf/d of sour gas processing and 50 MMcf/d of sweet gas processing capacity in one of Pembina's core areas;

Pembina Pipeline Corporation

•	Entered into a joint feasibility study with the Petrochemical Industries Company K.S.C., a subsidiary of the Kuwait Petroleum Corporation, for the evaluation of a world-scale combined propane dehydrogenation and polypropylene upgrading facility in Alberta (the "PDH and PP Facility"). The proposed PDH and PP Facility represents an opportunity to develop new markets for propane. The parties have advanced a detailed technical, financial and commercial study to confirm whether the development of the PDH and PP Facility aligns with each party's respective investment criteria;
•	Commissioned the second ethane-plus fractionator at Pembina's Redwater site ("RFS II") on April 1, 2016. With RFS II in service, Pembina's Redwater fractionation capacity has more than doubled to over 146 mbpd;
•	Completed and placed into service the 100 MMcf/d (gross) expansion of Pembina's Resthaven facility (the "Resthaven Expansion") in April 2016 on time and under budget;
•	Completed and placed into service the 100 MMcf/d shallow cut Musreau III facility ("Musreau III") in April 2016, ahead of schedule and under budget;
•	Entered into agreements for downstream connections to multiple third-party diluent pipelines at its planned Canadian Diluent Hub ("CDH") for an initial aggregate diluent take-away capacity in excess of 400 mbpd, and received regulatory and environmental approvals for CDH;
•	Entered into a cost-of-service agreement to build a new pipeline lateral in the Altares area of British Columbia ("B.C.") (the "Altares Lateral") that will transport production from the liquids-rich Montney resource play and will connect into Pembina's pipeline expansion in North East B.C. for an expected capital cost of $70 million. Subject to environmental and regulatory approvals, the Altares Lateral is expected to have initial capacity of 17 mbpd and an in-service date of late 2017, slightly later than originally announced due to a modified regulatory schedule;
•	Completed a number of initiatives including the installation of a new brine pond, upgrades to its rail rack and construction of a new propane truck rack at its NGL storage and terminalling facilities in Corunna, Ontario;
•	Received regulatory and environmental approval for its terminalling services project for the North West Redwater Partnership ("North West") with respect to North West's planned refinery;
•	Placed its pipeline lateral in the Karr area of Alberta into service in May, 2016;
•	Placed one new storage cavern into service at its Redwater facility as part of the Company's ongoing cavern development program; and
•	Subsequent to quarter end, Pembina received Board approval to proceed with the development of a co-generation facility to be integrated with its second and third fractionators at Redwater for an estimated capital cost of $120 million and an in-service date of the fourth quarter of 2018, subject to regulatory and environmental approval.

Second Quarter Dividends

•	Declared and paid dividends of $0.16 per qualifying common share for the applicable record dates in April, May and June 2016; and
•	Declared and paid quarterly dividends per qualifying preferred shares of: Series 1: $0.265625; Series 3: $0.29375; Series 5: $0.3125; Series 7: $0.28125; Series 9: $0.296875; and Series 11: $0.359375 to shareholders on record as of April 29, 2016.

Pembina Pipeline Corporation

Second Quarter 2016 Conference Call & Webcast

Pembina will host a conference call on Friday, August 5, 2016 at 8:00 a.m. MT (10:00 a.m. ET) for interested investors, analysts, brokers and media representatives to discuss details related to the second quarter of 2016. The conference call dial-in numbers for Canada and the U.S. are 647-427-7450 or 888-231-8191. A recording of the conference call will be available for replay until August 12, 2016 at 11:59 p.m. ET. To access the replay, please dial either 416-849-0833 or 855-859-2056 and enter the password 92807889.

A live webcast of the conference call can be accessed on Pembina's website at pembina.com under Investor Centre, Presentation & Events, or by entering: http://event.on24.com/r.htm?e=1102323&s=1&k=86B5BF77743D6BB8EF8F433AEBA485ED in your web browser. Shortly after the call, an audio archive will be posted on the website for a minimum of 90 days.

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for over 60 years. Pembina owns and operates an integrated system of pipelines that transport various products derived from natural gas and hydrocarbon liquids produced primarily in western Canada. The Company also owns and operates gas gathering and processing facilities and an oil and natural gas liquids infrastructure and logistics business. Pembina’s integrated assets and commercial operations along the entire hydrocarbon value chain allow it to offer a full spectrum of midstream and marketing services to the energy sector. Pembina is committed to working with its community and aboriginal neighbours, while providing value for investors in a safe, environmentally responsible manner. This balanced approach to operating ensures the trust Pembina builds among all of its stakeholders is sustainable over the long term. Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. For more information, visit www.pembina.com.

Forward-Looking Statements and Information

This document contains certain forward-looking statements and information (collectively, "forward-looking statements"), including forward-looking statements within the meaning of the "safe harbor" provisions of applicable securities legislation, that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "schedule", "will", "expects", "future" and similar expressions suggesting future events or future performance.

In particular, this document contains forward-looking statements pertaining to, without limitation, the following: Pembina's corporate strategy; planning, construction, capital expenditure estimates, schedules, expected capacity, incremental volumes, in-service dates, rights, activities and operations with respect to planned new construction of, or expansions on existing, pipelines, gas services facilities, fractionation facilities, terminalling, storage and hub facilities, facility and system operations and throughput levels; and anticipated synergies between acquired assets, assets under development and existing assets of the Company.

The forward-looking statements are based on certain assumptions that Pembina has made in respect thereof as at the date of this news release regarding, among other things: oil and gas industry exploration and development activity levels and the geographic region of such activity; the success of Pembina's operations and growth projects; prevailing commodity prices and exchange rates and the ability of Pembina to maintain current credit ratings; the availability of capital to fund future capital requirements relating to existing assets and projects; future operating costs; geotechnical and integrity costs; that any third-party projects relating to Pembina's growth projects will be sanctioned and completed as expected; that any required commercial agreements can be reached; that all required regulatory and environmental approvals can be obtained on the necessary terms in a timely manner; that counterparties will comply with contracts in a timely manner; that there are no unforeseen events preventing the performance of contracts or the completion of the relevant facilities; that there are no unforeseen material costs relating to the facilities which are not recoverable from customers; interest and tax rates; prevailing regulatory, tax and environmental laws and regulations; maintenance of operating margins; the amount of future liabilities relating to environmental incidents; and the availability of coverage under Pembina's insurance policies (including in respect of Pembina's business interruption insurance policy).

Pembina Pipeline Corporation

Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties including, but not limited to: the regulatory environment and decisions; the impact of competitive entities and pricing; labour and material shortages; reliance on key relationships and agreements; the strength and operations of the oil and natural gas production industry and related commodity prices; non-performance or default by counterparties to agreements which Pembina or one or more of its affiliates has entered into in respect of its business; actions by governmental or regulatory authorities including changes in tax laws and treatment, changes in royalty rates or increased environmental regulation; fluctuations in operating results; adverse general economic and market conditions in Canada, North America and worldwide, including changes, or prolonged weaknesses, as applicable, in interest rates, foreign currency exchange rates, commodity prices, supply/demand trends and overall industry activity levels; ability to access various sources of debt and equity capital; changes in credit ratings; counterparty credit risk; technology and security risks; and certain other risks detailed from time to time in Pembina's public disclosure documents available at www.sedar.com, www.sec.gov and through Pembina's website at www.pembina.com.

This list of risk factors should not be construed as exhaustive. Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. The forward-looking statements contained in this document speak only as of the date of this document. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Non-GAAP Measures

In this news release, Pembina has used the terms net revenue, operating margin, adjusted earnings before interest, taxes, depreciation and amortization (adjusted EBITDA), adjusted cash flow from operating activities, cash flow from operating activities per common share, adjusted cash flow from operating activities per common share (also known as "cash flow per share") and total enterprise value. Since Non-GAAP financial measures do not have a standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies, securities regulations require that Non-GAAP financial measures are clearly defined, qualified and reconciled to their nearest GAAP measure. Except as otherwise indicated, these Non-GAAP measures are calculated and disclosed on a consistent basis from period to period. Specific adjusting items may only be relevant in certain periods. The intent of Non-GAAP measures is to provide additional useful information respecting Pembina's financial and operational performance to investors and analysts and the measures do not have any standardized meaning under IFRS. The measures should not, therefore, be considered in isolation or used in substitute for measures of performance prepared in accordance with IFRS.

Pembina Pipeline Corporation

Other issuers may calculate the Non-GAAP measures differently. Investors should be cautioned that these measures should not be construed as alternatives to net earnings, cash flow from operating activities or other measures of financial results determined in accordance with GAAP as an indicator of Pembina's performance. For additional information regarding Non-GAAP measures, including reconciliations to measures recognized by GAAP, please refer to Pembina's management's discussion and analysis for the period ended June 30, 2016, which is available online at www.sedar.com, www.sec.gov and through Pembina's website at www.pembina.com.

For further information:

Investor Relations

Scott Burrows, Vice President, Finance & Chief Financial Officer

(403) 231-3156

1-855-880-7404

E-mail: investor-relations@pembina.com

www.pembina.com

Pembina Pipeline Corporation

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following management's discussion and analysis ("MD&A") of the financial and operating results of Pembina Pipeline Corporation ("Pembina" or the "Company") is dated August 4, 2016 and is supplementary to, and should be read in conjunction with, Pembina's unaudited condensed consolidated interim financial statements for the period ended June 30, 2016 ("Interim Financial Statements") as well as Pembina's consolidated audited annual financial statements (the "Consolidated Financial Statements") and MD&A for the year ending December 31, 2015. All dollar amounts contained in this MD&A are expressed in Canadian dollars unless otherwise noted.

Management is responsible for preparing the MD&A. This MD&A has been reviewed and recommended by the Audit Committee of Pembina's Board of Directors and approved by its Board of Directors.

This MD&A contains forward-looking statements (see "Forward-Looking Statements & Information") and refers to financial measures that are not defined by Generally Accepted Accounting Principles ("GAAP"). For more information about the measures which are not defined by GAAP, see "Non-GAAP Measures."

Readers should refer to page 32 for a list of abbreviations that may be used in this MD&A.

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for over 60 years. Pembina owns and operates an integrated system of pipelines that transport various products derived from natural gas and hydrocarbon liquids produced primarily in western Canada. The Company also owns and operates gas gathering and processing facilities and an oil and natural gas liquids infrastructure and logistics business. Pembina’s integrated assets and commercial operations along the entire hydrocarbon value chain allow it to offer a full spectrum of midstream and marketing services to the energy sector.

Pembina is committed to working with its community and aboriginal neighbours, while providing value for investors in a safe, environmentally responsible manner. This balanced approach to operating ensures the trust Pembina builds among all of its stakeholders is sustainable over the long term.

Pembina’s common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. For more information, visit www.pembina.com.

Pembina's goal is to provide highly competitive and reliable returns to investors through monthly dividends on its common shares while enhancing the long-term value of its securities. To achieve this, Pembina's strategy is to:

•	Preserve value by providing safe, responsible, cost-effective and reliable services;

•	Diversify the Company's asset base along the hydrocarbon value chain by providing integrated service offerings which enhance profitability;

•	Pursue projects or assets that are expected to generate increased cash flow per share and capture long-life, economic hydrocarbon reserves; and

•	Maintain a strong balance sheet through the application of prudent financial management to all business decisions.

Pembina is structured into four businesses: Conventional Pipelines, Oil Sands & Heavy Oil, Gas Services and Midstream, which are described in their respective sections of this MD&A.

Pembina Pipeline Corporation

Financial & Operating Overview

	3 Months Ended June 30 (unaudited)		6 Months Ended June 30 (unaudited)
($ millions, except where noted)	2016	2015	2016	2015
Conventional Pipelines revenue volumes (mbpd)(1)	648	603	659	618
Oil Sands & Heavy Oil contracted capacity (mbpd)	880	880	880	880
Gas Services average revenue volumes (mboe/d) net to Pembina(1)(2)	133	108	123	111
Midstream NGL sales volumes (mbpd)	132	104	136	117
Total volume (mboe/d)	1,793	1,695	1,798	1,726
Revenue	1,027	1,213	2,044	2,367
Net revenue(3)	429	351	823	726
Operating expenses	93	96	187	205
Realized loss (gain) on commodity-related derivative financial instruments	9	(4)	(6)	(22)
Operating margin(3)	327	259	642	543
Depreciation and amortization included in operations	66	55	128	109
Unrealized loss on commodity-related derivative financial instruments	13	4	29	6
Gross profit	248	200	485	428
General and administrative expenses (excluding depreciation)	41	34	94	80
Net finance costs	41	26	81	39
Current tax expense	20	23	43	45
Deferred tax expense	25	70	40	93
Earnings	113	43	215	163
Earnings per common share – basic and diluted (dollars)	0.25	0.09	0.48	0.41
Adjusted EBITDA(3)	291	228	560	469
Cash flow from operating activities	273	209	544	329
Cash flow from operating activities per common share – basic (dollars)(3)	0.70	0.62	1.42	0.97
Adjusted cash flow from operating activities(3)	235	176	444	389
Adjusted cash flow from operating activities per common share – basic (dollars)(3)	0.60	0.51	1.16	1.14
Common share dividends declared	187	154	359	302
Dividends per common share (dollars)	0.48	0.45	0.94	0.89
Preferred share dividends declared	16	11	30	21
Capital expenditures	380	387	755	885
Acquisition	566		566

(1)	Revenue volumes are equal to contracted and interruptible volumes.
(2)	Gas Services average revenue volumes converted to mboe/d from MMcf/d at 6:1 ratio.
(3)	Refer to "Non-GAAP Measures."

Pembina generated solid financial and operational results in the second quarter of 2016. Revenue in the second quarter of 2016 was $1.0 billion compared to $1.2 billion for the same period in 2015. Year-to-date revenue was $2.0 billion for 2016 compared to $2.4 billion for the same period in 2015. Despite increased volumes, the reduction in revenue for the quarter and year-to-date is largely a result of a higher commodity price environment in the prior year than in 2016. Net revenue (revenue less cost of goods sold including product purchases) was $429 million for the second quarter of 2016, compared to $351 million in 2015 and $823 million year-to-date in 2016 compared to $726 million for the same period in 2015. These increases were driven by higher revenue volumes from new assets being placed into service in the Company's Midstream, Conventional Pipelines and Gas Services businesses. Lower costs of goods sold overall also contributed to the increase in net revenue.

Operating expenses were $93 million for the second quarter of 2016 compared to $96 million during the same period of 2015. The decrease in operating expenses was primarily related to lower integrity expenses partially offset by increased labour and other field costs to support new in-service assets. For the six months ended June 30, 2016, operating expenses were $187 million compared to $205 million in the same period of 2015. The decrease in operating expenses was primarily related to lower geotechnical and integrity expenses offset by increased field costs to support new in-service assets.

Pembina Pipeline Corporation

During the second quarter of 2016, operating margin increased 26 percent to $327 million compared to $259 million in the second quarter of 2015 driven by stronger performance in the Company's Midstream, Conventional Pipelines and Gas Services businesses, partially offset by a lower gain on commodity-related derivative financial instruments. For the first six months of 2016, operating margin was $642 million compared to $543 million for the same period of 2015. The increase was primarily the result of the same factors mentioned above.

Depreciation and amortization included in operations during the second quarter of 2016 was $66 million compared to $55 million for the same period in 2015. This increase was largely due to the year-over-year growth in Pembina's asset base associated with the Company's pipeline system expansions and new in-service gas processing plants. For the six months ended June 30, 2016, depreciation and amortization included in operations was $128 million compared to $109 million in the first half of 2015 for the same reasons noted above.

Gross profit for the second quarter of 2016 was $248 million compared to $200 million during the second quarter of 2015. This 24 percent increase was a result of increased operating margin, which was somewhat offset by increased depreciation and amortization included in operations and a greater loss on the unrealized market-to-market positions of commodity-related derivative financial instruments. For the six months ended June 30, 2016, gross profit was $485 million compared to $428 million in the first half of 2015 for the same reasons discussed above.

For the three-month period ended June 30, 2016, Pembina incurred general and administrative expenses (excluding corporate depreciation and amortization) of $41 million compared to $34 million during the comparable period of 2015. This increase was largely due to additional staff associated with the growth in Pembina's asset base, partially offset by increased recoveries. Year-to-date, Pembina incurred general and administrative expenses (excluding corporate depreciation and amortization) of $94 million, compared to $80 million in the prior year. This increase is primarily driven by the same factors as noted above, as well as higher rent expense as a result of non-cash and non-recurring rental adjustments totalling $11 million recognized year-to-date, partially offset by increased recoveries.

Pembina generated Adjusted EBITDA of $291 million and $560 million during the second quarter and first half of 2016, compared to $228 million and $469 million for the same periods in 2015. These 28 percent and 19 percent respective increases were due to higher operating margin, partially offset by higher general and administrative expenses, as discussed above.

Net finance costs incurred during the second quarter of 2016 were $41 million compared to $26 million for the same period in 2015. This increase was primarily due to fluctuations in the fair value of the conversion feature on the Series F, and, for a portion of 2015, the Series E, convertible debentures (the "Conversion Feature") associated with a reduction in the number of instruments outstanding as well as changes in share price. In the second quarter of 2016, Pembina recognized a loss on revaluation of the Conversion Feature of $14 million, compared to a loss of $1 million for the same period of 2015. In addition, interest expense increased by $2 million as a result of an increase in interest on loans and borrowings of $7 million, partially offset by a decrease in interest expense on convertible debentures of $5 million. For the first six months of 2016, net finance costs were $81 million compared to $39 million for the first half of 2015. This increase is largely attributable to the revaluation of the Conversion Feature identified above. In the first half of 2016, Pembina recognized a loss on revaluation of $29 million, compared to a gain on revaluation of $10 million in the first half of 2015. Interest expense for the first six months of 2016 was $50 million as compared to $49 million in the comparable prior period. This increase was due to an increase in interest on loans and borrowings of $10 million, partially offset by a decrease in interest expense on convertible debentures of $9 million.

Pembina Pipeline Corporation

Income tax expense for the second quarter of 2016 totalled $45 million, including current tax of $20 million and deferred tax of $25 million, compared to income tax expense of $93 million in 2015, including current tax of $23 million and deferred tax of $70 million. Current tax expense for 2016 was lower than the comparable period in 2015 predominantly due to lower taxable income, partially offset by an increase in the corporate income tax rate. The decrease in deferred tax expense in 2016 is due to an increase in the tax rate in the prior year from 10 percent to 12 percent which was substantively enacted in the second quarter of 2015 and impacted deferred tax expense. This was somewhat offset by higher taxable temporary differences. Income tax expense was $83 million for the six months ended June 30, 2016, including current taxes of $43 million and deferred taxes of $40 million, compared to income tax expense of $138 million in 2015, including current taxes of $45 million and deferred taxes of $93 million in the same period of 2015. These decreases are due to the same factors as noted above.

The Company's earnings were $113 million ($0.25 per common share - basic and diluted) during the second quarter of 2016 compared to $43 million ($0.09 per common share - basic and diluted) in the same period of 2015. Higher gross profit and lower taxes were moderately offset by higher net finance costs and general and administrative expenses. Earnings attributable to common shareholders net of dividends attributable to preferred shareholders were $96 million (2015: $30 million). Earnings were $215 million ($0.48 per common share - basic and diluted) during the first half of 2016 compared to $163 million ($0.41 per common share – basic and diluted) during the same period of the prior year. The year-to-date increase was due to the same factors noted above. On a year-to-date basis, earnings attributable to common shareholders net of dividends attributable to preferred shareholders were $182 million (2015: $139 million).

Cash flow from operating activities for the quarter ended June 30, 2016 was $273 million ($0.70 per common share – basic) compared to $209 million ($0.62 per common share – basic) during the second quarter of 2015. This increase was predominantly driven by higher operating margin and lower cash taxes paid, partially offset by a decreased change in non-cash working capital. For the six months ended June 30, 2016, cash flow from operating activities was $544 million ($1.42 per common share - basic) compared to $329 million ($0.97 per common share - basic) during the same period last year, largely as a result of greater operating margin, a favourable change in non-cash working capital and lower cash taxes paid.

Adjusted cash flow from operating activities for the second quarter of 2016 was $235 million ($0.60 per common share – basic) compared to $176 million ($0.51 per common share – basic) during the second quarter of 2015. Increased cash flow from operating activities net of a decreased change in non-cash working capital, reduced taxes paid and lower share-based payments were partially offset by additional preferred share dividends. For the six months ended June 30, 2016, adjusted cash flow from operating activities was $444 million ($1.16 per common share – basic) compared to $389 million ($1.14 per common share – basic) largely due to the same factors noted above.

Second quarter and year-to-date 2016 per-share numbers were also impacted by increased common shares outstanding due to the DRIP and the common share offering in the first quarter of 2016.

Pembina Pipeline Corporation

Operating Results

	3 Months Ended June 30 (unaudited)				6 Months Ended June 30 (unaudited)
	2016		2015		2016		2015
($ millions)	Revenue	Operating Margin(1)	Revenue	Operating Margin(1)	Revenue	Operating Margin(1)	Revenue	Operating Margin(1)
Conventional Pipelines	177	127	152	102	352	255	306	200
Oil Sands & Heavy Oil	47	34	50	35	99	67	105	70
Gas Services	64	46	49	35	117	83	103	72
Midstream(2)	142	118	99	86	256	232	212	199
Corporate	(1)	2	1	1	(1)	5		2
Total	429	327	351	259	823	642	726	543

(1)	Refer to "Non-GAAP Measures."
(2)	The amounts presented for Midstream consist of net revenue. Refer to "Non-GAAP Measures."

Conventional Pipelines

	3 Months Ended June 30 (unaudited)		6 Months Ended June 30 (unaudited)
($ millions, except where noted)	2016	2015	2016	2015
Average revenue volumes (mbpd)(1)	648	603	659	618
Revenue	177	152	352	306
Operating expenses	49	50	95	106
Realized loss on commodity-related derivative financial instruments	1		2
Operating margin(2)	127	102	255	200
Depreciation and amortization included in operations	25	19	50	38
Unrealized gain on commodity-related derivative financial instruments	(1)	(3)	(1)	(2)
Gross profit	103	86	206	164
Capital expenditures	158	169	377	454

(1)	Revenue volumes are equal to contracted and interruptible volumes.
(2)	Refer to "Non-GAAP Measures."

Business Overview

Pembina's Conventional Pipelines business comprises a strategically located 9,300 km pipeline network that transports hydrocarbon products and extends across much of Alberta and parts of B.C., Saskatchewan and North Dakota. The primary objectives of this business are to provide safe, responsible, reliable and cost-effective transportation services for customers, pursue opportunities for increased throughput, and maintain and/or grow sustainable operating margin on invested capital by capturing incremental volumes, expanding its pipeline systems, managing revenue and following a disciplined approach to its operating expenses.

Operational Performance

During the second quarter of 2016, Conventional Pipelines' revenue volumes averaged 648 mbpd. This represents an increase of seven percent compared to the same period of 2015, when average revenue volumes were 603 mbpd. On a year-to-date basis in 2016, revenue volumes averaged 659 mbpd compared to 618 mbpd for the first half of 2015. Higher volumes resulted from the completion of Pembina's Peace and Northern Phase II expansion (the "Phase II Expansion") which includes (i) the crude oil and condensate expansion, which was placed into service in April 2015, and (ii) the NGL expansion, which was placed into service in September 2015. These expansions have allowed for the receipt of higher revenue volumes at Pembina's existing connections and truck terminals, as well as increased volumes from other connections that were commissioned throughout 2015 and during 2016. In addition, higher year-to-date revenue volumes on the Vantage pipeline contributed to the increase. However, volumes were impacted in the second quarter as a result of outages at a third-party refinery and flooding in B.C., which impacted the Company's Western System, along with scheduled and unplanned outages at some of Pembina's gas services assets (see "Gas Services: Operating Performance").

Pembina Pipeline Corporation

Financial Performance

During the second quarter of 2016, Conventional Pipelines generated revenue of $177 million, 16 percent higher than the $152 million generated in the same quarter of the previous year. This increase was primarily the result of higher volumes associated with the Phase II Expansion, as well as new connections and laterals being placed into service. For the first six months of 2016, revenue was $352 million compared to $306 million for the same period in 2015. This increase resulted from higher volumes associated with the Phase II Expansion, new connections and laterals being placed into service and increased Vantage pipeline revenues which benefited from a higher U.S. dollar exchange rate.

During the second quarter of 2016, operating expenses of $49 million were comparable to the second quarter of 2015. Lower integrity spending during the quarter was offset by higher labour and power expenses. For the six months ended June 30, 2016, operating expenses were $95 million compared to $106 million in the same period of 2015. This decrease was primarily the result of lower integrity and geotechnical spending on Pembina's systems in 2016 driven by a reduction in the scheduled work required in the first half of the current year than was required in the comparable prior period. The lower integrity and geotechnical expenses were partially offset by higher operating expenses primarily relating to Pembina's system expansions including increased labour and power costs, as well as higher general repairs and maintenance expenses.

Operating margin was $127 million in the second quarter of 2016, higher than the $102 million recorded for the same period of 2015. For the first half of 2016, operating margin was $255 million, higher than the $200 million recorded for the first six months of 2015. Both increases were a result of greater revenues combined with lower operating expenses.

Depreciation and amortization included in operations during the second quarter of 2016 was $25 million compared to $19 million during the same period of the prior year. This increase was the result of additional in-service assets relating to Pembina's system expansions. Depreciation and amortization included in operations for the six months ended June 30, 2016 was $50 million compared to $38 million in the first half of 2015. The year-to-date increase in 2016 was due to the same factors noted above.

For the three and six months ended June 30, 2016, gross profit was $103 million and $206 million, respectively, compared to $86 million and $164 million for the same period of 2015. These increases were due to higher operating margin partially offset by increased depreciation and amortization included in operations.

Capital expenditures for the second quarter and first half of 2016 totalled $158 million and $377 million, respectively, compared to $169 million and $454 million for the same period of 2015. The majority of this spending related to Pembina's ongoing pipeline expansion projects which are described below.

Pembina Pipeline Corporation

New Developments

Pembina has been successful in its commercial efforts to secure the majority of its existing volumes under long-term, firm-service contracts. Pembina has currently secured 777 mbpd of firm-service contracts for the transportation of crude oil, condensate and NGL across its Conventional Pipelines business, once all expansions are placed into service.

Pembina has completed approximately 40 percent of the overall Phase III pipeline expansion programs (the "Phase III Expansion"), with pipelines now built between the Wapiti, Alberta and Fox Creek, Alberta areas. In April, 2016, Pembina received regulatory and environmental approval from the Alberta Energy Regulatory ("AER") for the two 270 km, 24 and 16 inch pipelines between Fox Creek and Namao and has begun construction on this portion of the project. Once complete, the Phase III Expansion is expected to provide a combined initial capacity of 420 mbpd between Fox Creek and Namao. The overall project is currently tracking under budget from the total capital cost of $2.4 billion and the Company continues to expect an in-service date of mid-2017.

In early May 2016, Pembina placed its 30 mbpd pipeline lateral in the Karr area of Alberta (the "Karr Lateral") into service, which now serves production from the Montney resource play. The Karr Lateral is underpinned by long-term, fee-for-service agreements, which include substantial take-or-pay commitments from several of Pembina's customers. Largely as a result of unseasonably warm winter weather during the construction period, the project was placed into service later than originally planned and was also marginally above budget.

Pembina is continuing to progress its pipeline infrastructure in northeast B.C. (the "NEBC Expansion"). The NEBC Expansion, which is underpinned by a long-term, cost-of-service agreement with an anchor tenant, will transport condensate and NGL for various producers in the liquids-rich Montney resource play. To date, engineering is complete and regulatory and environmental applications have been submitted. Pembina is proceeding with the 12-inch pipeline for a total expected capital cost of approximately $235 million. The NEBC Expansion is anticipated to be in-service in late 2017, subject to regulatory and environmental approvals.

As previously announced in February 2016, Pembina entered into agreements for the construction of a new pipeline lateral in the Altares area of B.C. (the "Altares Lateral") which will transport production from the Montney resource play and will connect into Pembina's NEBC Expansion for an expected capital cost of $70 million. Subject to environmental and regulatory approvals, the Altares Lateral is expected to have initial capacity of 17 mbpd and an in-service date of late 2017, slightly later than originally announced due to a modified regulatory schedule.

Pembina is nearing completion of its expansion of the Vantage pipeline system (the "Vantage Expansion") for an estimated capital cost of $85 million. Supported by a long-term, fee-for-service agreement with a take-or-pay component, the Vantage Expansion will increase the mainline capacity from 40 mbpd to 68 mbpd through the addition of mainline pump stations and the construction of a gathering lateral. Construction of the gathering lateral is complete with commissioning and handover activities underway. Construction of the pump stations is over 80 percent complete, and to date, the total project cost is expected to be under budget. The Vantage Expansion is expected to be in-service in September 2016, subject to meeting customary regulatory commissioning conditions.

Pembina Pipeline Corporation

Oil Sands & Heavy Oil

	3 Months Ended June 30 (unaudited)		6 Months Ended June 30 (unaudited)
($ millions, except where noted)	2016	2015	2016	2015
Contracted capacity (mbpd)	880	880	880	880
Revenue	47	50	99	105
Operating expenses	13	15	32	35
Operating margin(1)	34	35	67	70
Depreciation and amortization included in operations	5	5	9	9
Gross profit	29	30	58	61
Capital expenditures	58	2	79	7

(1)	Refer to "Non-GAAP Measures."

Business Overview

Pembina plays an important role in supporting Alberta's oil sands and heavy oil industry. Pembina is the sole transporter of synthetic crude oil for Syncrude Canada Ltd. (via the Syncrude Pipeline) and Canadian Natural Resources Limited's Horizon Oil Sands operation (via the Horizon Pipeline) to delivery points near Edmonton, Alberta. Pembina also owns and operates the Nipisi and Mitsue pipelines, which provide transportation for producers operating in the Pelican Lake and Peace River heavy oil regions of Alberta, and the Cheecham Lateral, which transports synthetic crude to oil sands producers operating southeast of Fort McMurray, Alberta. The Oil Sands & Heavy Oil business operates approximately 1,650 km of pipeline and has approximately 880 mbpd of contracted capacity, inclusive of the Horizon Expansion (defined below under "New Developments"), under long-term, extendible contracts, which provide for the flow-through of eligible operating expenses to customers. As a result, operating margin from this business is primarily driven by the amount of capital invested and is typically not significantly sensitive to fluctuations in operating expenses or actual throughput.

Financial Performance

The Oil Sands & Heavy Oil business realized revenue of $47 million in the second quarter of 2016 compared to $50 million in the second quarter of last year. Year-to-date, revenue in 2016 was $99 million compared to $105 million for the first half of 2015. These decreases were due to slightly lower interruptible revenue and lower operating expenses, which are eligible to be recovered under Pembina's contractual arrangements with its customers.

Operating expenses were $13 million for the three months ended June 30, 2016 compared to $15 million for the same period in 2015. For the first six months of 2016, operating expenses were $32 million compared to $35 million for the same period in the prior year. These decreases are attributable to lower power costs and a reduction in scheduled integrity work.

For the second quarter and six months ended June 30, 2016, operating margin was $34 million and $67 million, respectively, compared to $35 million and $70 million for the same periods in 2015. These decreases were primarily due to reduced interruptible revenue.

Depreciation and amortization included in operations during the second quarter and first half of 2016 was $5 million and $9 million, consistent with the amounts recorded in the same periods of 2015.

For the three and six months ended June 30, 2016, gross profit was $29 million and $58 million compared to $30 million and $61 million during the three and six months ended June 30, 2015 as a result of the factors discussed above.

Pembina Pipeline Corporation

Capital expenditures for the first three and six months of 2016 totalled $58 million and $79 million, respectively, compared to $2 million and $7 million for the same period in 2015. The spending in 2016 and 2015 related to the expansion of the Horizon Pipeline (as discussed below) as well as other sustainment activities.

New Developments

The previously announced expansion of the Company's existing Horizon Pipeline System (the "Horizon Expansion") was declared in-service on July 1, 2016. The Horizon Expansion increases the pipeline's capacity up to 250 mbpd, through upgrading mainline pump stations and other facility modifications. The total cost of the project is expected to be slightly under budget.

The Oil Sands & Heavy Oil business was impacted by wildfires in the Fort McMurray, Alberta area. Some producers suspended or curtailed operations and the fires were in the area of Pembina's assets. No material damage to assets were sustained and there is no material risk of lost revenue due to this Force Majeure event.

Gas Services

	3 Months Ended June 30 (unaudited)		6 Months Ended June 30 (unaudited)
($ millions, except where noted)	2016	2015	2016	2015
Average revenue volumes (MMcf/d) net to Pembina(1)(2)	795	647	735	663
Average revenue volumes (mboe/d)(3) net to Pembina(1)	133	108	123	111
Net Revenue(4)	64	49	117	103
Operating expenses	18	14	34	31
Operating margin(4)	46	35	83	72
Depreciation and amortization included in operations	12	7	22	15
Gross profit	34	28	61	57
Capital expenditures	41	64	71	136
Acquisition	566		566

(1)	Revenue volumes are equal to contracted and interruptible volumes.
(2)	Volumes at the Musreau Gas Plant exclude deep cut processing as those volumes are counted when they are processed through the shallow cut portion of the plant.
(3)	Average revenue volumes converted to mboe/d from MMcf/d at a 6:1 ratio.
(4)	Refer to "Non-GAAP Measures."

Business Overview

Pembina's operations include a growing natural gas gathering and processing business, which is strategically positioned in active and emerging NGL-rich plays in western Canada and is integrated with Pembina's other businesses. Gas Services provides gas gathering, compression, shallow cut processing and both sweet and sour deep cut processing services for its customers, primarily on a fee-for-service basis under long-term contracts. The NGL extracted through the facilities in this business are transported by Pembina's Conventional Pipelines business on its Peace and Vantage pipeline systems. A portion of the volumes are further processed at Pembina's fractionation facilities. Operating assets within Gas Services include:

•	Pembina's Cutbank complex (the "Cutbank Complex") – located near Grande Prairie, Alberta, includes six shallow cut sweet gas processing plants: (i) the Cutbank gas plant; (ii) the Musreau gas plant ("Musreau I"); (iii) the Musreau II facility ("Musreau II"); (iv) the Musreau III facility ("Musreau III"); (v) the Kakwa gas plant; and (vi) the recently acquired Kakwa River facility (the "Kakwa River Facility"), which includes 200 MMcf/d of integrated sour shallow and deep cut processing capacity and 50 MMcf/d of sweet shallow cut processing capacity. The complex also includes one deep cut gas processing plant (the "Musreau Deep Cut Facility"). In total, the Cutbank Complex has 625 MMcf/d (568 MMcf/d net to Pembina) of processing capacity and 205 MMcf/d of deep cut extraction capacity. The Cutbank Complex also includes approximately 450 km of gathering pipelines and nine field compression stations.

Pembina Pipeline Corporation

•	Pembina's Saturn complex (the "Saturn Complex") – located near Hinton, Alberta, includes two identical 200 MMcf/d deep cut sweet gas processing plants (the "Saturn I" and "Saturn II" facilities) for a total of 400 MMcf/d of deep cut extraction capacity, as well as approximately 25 km of gathering pipelines.

•	Pembina's Resthaven facility ("Resthaven", including the "Resthaven Expansion") – located near Grande Cache, Alberta, includes 300 MMcf/d (gross) of integrated shallow and deep cut sweet gas processing capacity, as well as approximately 30 km of gathering pipelines.

•	Pembina's Saskatchewan Ethane Extraction Plant ("SEEP") – located to service the southeast Saskatchewan Bakken region, has a deep cut sweet gas processing capacity of up to 60 MMcf/d and ethane fractionation capabilities up to 4,500 bpd and 104 km of ethane delivery pipeline.

Operational Performance

Within its Gas Services business, average revenue volumes, net to Pembina, were 795 MMcf/d during the second quarter of 2016, higher than the 647 MMcf/d recorded during the second quarter of 2015. On a year-to-date basis in 2016, volumes have increased over 10 percent to 735 MMcf/d compared to 663 MMcf/d in the first half of 2015. Revenue volumes were positively impacted by: the acquisition of the Kakwa River Facility; higher revenue volumes at the Cutbank Complex; and new assets that went into service in the third quarter of 2015 at the Saturn Complex and the SEEP facility. Increased revenue volumes were partially offset by: unscheduled outages at Resthaven, which began in the fourth quarter of 2015 and together with scheduled outages, continued into the second quarter of 2016; and a fire incident at the Saturn Complex which took 200 MMcf/d of the total capacity of 400 MMcf/d out of service on May 17, 2016. The Saturn Complex capacity is expected to be restored mid-August 2016 with insurance claims pending for the insurable portion of the lost revenue.

Financial Performance

Gas Services contributed $64 million in net revenue during the second quarter of 2016 compared to $49 million in the second quarter of 2015. For the first half of the year, revenue was $117 million compared to $103 million in the same period of 2015. These 31 percent and 14 percent increases in revenue are primarily impacted by the same factors affecting revenue volumes, as discussed above.

During the second quarter of 2016, Gas Services incurred operating expenses of $18 million compared to $14 million in the second quarter of 2015. Year-to-date operating expenses totalled $34 million in 2016 compared to $31 million in 2015. These increases are due to additional operating costs associated with the Kakwa River Facility, the addition of Saturn II and SEEP in the third quarter of 2015, and Musreau III and Resthaven Expansion, which were placed into service in April 2016.

Gas Services realized operating margin of $46 million in the second quarter and $83 million in the first half of 2016, compared to $35 million and $72 million during the same periods of the prior year. These increases are a result of the same factors impacting net revenue and operating expenses, as discussed above.

Depreciation and amortization included in operations during the second quarter and first half of 2016 totalled $12 million and $22 million, respectively, compared to $7 million and $15 million during the same periods of the prior year. These increases were primarily attributable to the addition of new assets.

Pembina Pipeline Corporation

For the three months ended June 30, 2016, gross profit was $34 million compared to $28 million in the same period of 2015. On a year-to-date basis, gross profit was $61 million compared to $57 million during the first half of 2015. These increases were due to the same factors noted above.

Capital expenditures, excluding the acquisition, for the second quarter and first half of 2016 totalled $41 million and $71 million, respectively, compared to $64 million and $136 million for the same periods of 2015. Capital spending in 2016 was largely to advance and substantially complete construction at Musreau III and the Resthaven Expansion as well as to progress the development of Duvernay I (defined below in "New Developments"). In 2015, capital spending was largely to advance construction at SEEP, Saturn II, Musreau III and the Resthaven Expansion.

New Developments

On April 20, 2016, Pembina closed its previously announced $566 million acquisition of the Kakwa River Facility (described above under "Business Overview"), which included preliminary engineering studies, license and surface rights for the future construction of a sour gas processing facility. The Kakwa River Facility is underpinned by a 20-year, take-or-pay agreement.

Pembina is progressing its development of a new, fully contracted, 100 MMcf/d (gross) (75 MMcf/d net) shallow cut gas plant ("Duvernay I"), for an expected capital cost, including supporting infrastructure, of $125 million (gross) ($97 million net). Duvernay I will be the first large-scale gas processing plant designed specifically for the Duvernay. Pembina currently has AER approval for the gas plant and is anticipating approval for the associated pipeline during the third quarter. Engineering is 70 percent complete with all major equipment ordered. Site grading and piling is underway and is expected to be completed by the end of the year. The Company expects to bring Duvernay I into service in the fourth quarter of 2017, subject to the remaining required approvals. Additionally, Pembina has begun preliminary engineering on a replica Duvernay II facility.

On May 31, 2016, Pembina announced it entered into agreements to construct infrastructure associated with Duvernay I. The supporting infrastructure includes condensate, gas and water field handling (the "Field Hub"), a gas gathering trunk line and a fuel line for a total expected capital cost of approximately $130 million. The Field Hub is committed under a long-term, fixed-return agreement and will connect to the customer's development well pads providing separation, stabilization and other supporting services. In addition, Pembina will construct a 35 km gas gathering trunk line between the Tony Creek, Alberta and Fox Creek, Alberta areas that will connect the Field Hub to Duvernay I. The Field Hub will also connect into Pembina's Peace Pipeline system. To align with the in-service date of Duvernay I, Pembina anticipates bringing the Field Hub and the associated infrastructure into service in the fourth quarter of 2017, subject to regulatory and environmental approval.

Once Duvernay I is in service, Pembina expects Gas Services' processing capacity to reach approximately 1.8 bcf/d, including deep cut capacity of 1.1 bcf/d. The volumes from Pembina's existing assets and those under development will be processed largely on a contracted, fee-for-service basis and result in condensate and NGL to be transported for additional toll revenue on Pembina's Conventional Pipelines.

Pembina placed its 100 MMcf/d (gross) Resthaven Expansion into service in April 2016, on time and under budget.

Pembina also placed its 100 MMcf/d shallow cut Musreau III facility into service in April 2016 which was ahead of schedule and under budget.

Pembina Pipeline Corporation

Midstream

	3 Months Ended June 30(1) (unaudited)		6 Months Ended June 30(1) (unaudited)
($ millions, except where noted)	2016	2015	2016	2015
NGL sales volumes (mbpd)	132	104	136	117
Revenue	770	988	1,536	1,899
Cost of goods sold	628	889	1,280	1,687
Net revenue(2)	142	99	256	212
Operating expenses	16	17	32	35
Realized loss (gain) on commodity-related derivative financial instruments	8	(4)	(8)	(22)
Operating margin(2)	118	86	232	199
Depreciation and amortization included in operations	24	23	47	46
Unrealized loss on commodity-related derivative financial instruments	14	7	30	8
Gross profit	80	56	155	145
Capital expenditures	121	137	221	260

(1)	Share of profit or loss of investment in equity accounted investees not included in these results.
(2)	Refer to "Non-GAAP Measures."

Business Overview

Pembina offers customers a comprehensive suite of midstream products and services through its Midstream business as follows:

•	Crude oil midstream assets includes terminalling at a downstream hub location at the Pembina Nexus Terminal ("PNT"), which features storage, terminals and pipeline connectivity. PNT includes 21 inbound pipeline connections and 13 outbound pipeline connections to approximately 1.2 mmbpd of crude oil and condensate supply connected to the terminal and approximately 900 mbbls of above ground storage in and around the Edmonton, Alberta area. Additionally, crude oil midstream assets include 15 truck terminals.

•	NGL midstream includes two NGL operating systems – Redwater West and Empress East (as defined below).

o	The Redwater West NGL system ("Redwater West") includes the 750 MMcf/d (322.5 MMcf/d net to Pembina) Younger extraction and fractionation facility in B.C.; two 73 mbpd NGL fractionators ("RFS I and RFS II") and 8.3 mmbbls of finished product cavern storage at Redwater, Alberta; and third-party fractionation capacity in Fort Saskatchewan, Alberta. Redwater West purchases NGL mix from various natural gas and NGL producers and fractionates it into finished products for further distribution and sale. Also located at the Redwater site is Pembina's rail-based terminal which services Pembina's proprietary and customer needs for importing and exporting NGL products.

o	The Empress East NGL system ("Empress East") includes 2.1 bcf/d of capacity in the straddle plants at Empress, Alberta; 20 mbpd of fractionation capacity and 1.1 mmbbls of cavern storage in Sarnia, Ontario; and 5.3 mmbbls of hydrocarbon storage at Corunna, Ontario. Empress East extracts NGL mix from natural gas at the Empress straddle plants and purchases NGL mix from other producers/suppliers. Ethane and condensate are generally fractionated out of the NGL mix at Empress and sold into Alberta markets. The remaining NGL mix is transported by pipeline to Sarnia, Ontario for further fractionation, distribution and sale.

Pembina Pipeline Corporation

The financial performance of Pembina's Midstream business can be affected by seasonal demands for products and other market factors. In NGL midstream, propane inventory generally builds over the second and third quarters of the year and is sold in the fourth quarter and the first quarter of the following year during the winter heating season. Condensate, butane and ethane are generally sold rateably throughout the year. See "Risk Factors" in Pembina's MD&A for the year ended December 31, 2015 for more information.

Operational & Financial Performance

In the Midstream business, revenue was $770 million and $1.5 billion during the second quarter and first six months of 2016, respectively, compared to $1 billion and $1.9 billion in the same period of 2015. Despite increased volumes, the reduction in revenue for the quarter and year-to-date is largely a result of a higher commodity price environment in the prior year than in 2016. Pembina's Midstream business generated net revenue of $142 million during the second quarter of 2016 compared to $99 million during the second quarter of 2015. Year-to-date net revenue was $256 million in 2016 compared to $212 million in 2015. These increases in net revenue were due to the start-up of RFS II as well as a stable-to-improving commodity price environment within the current year.

Operating expenses during the second quarter and first half of 2016 were $16 million and $32 million, respectively, compared to $17 million and $35 million in the comparable period of 2015. The slight decrease in operating expenses was largely due to lower costs for the rail yard and repairs and maintenance, partially offset by an increase in operating expenses associated with the start-up of RFS II.

Operating margin was $118 million during the second quarter of 2016 and $232 million during the first half of the year compared to $86 million and $199 million in the comparable periods of 2015. These increases were primarily due to the same factors discussed above.

The Company's crude oil midstream operating margin was $46 million in the second quarter of 2016 consistent with the same period of 2015. For the first half of the year, crude oil midstream operating margin totalled $87 million compared to $90 million during the same period of the prior year. The decrease in the first half of the year in 2016 compared to the same period in 2015 is because of lower commodity-related margins and lower volumes at the full-service terminals from decreased drilling activity, partially offset by higher storage revenue (including realized gains on commodity-related derivative financial instruments) and increased condensate volumes on Pembina's Peace System.

Operating margin for Pembina's NGL midstream activities was $72 million for the second quarter of 2016 compared to $40 million for the second quarter of 2015. For the six months ended June 30, 2016, operating margin for NGL midstream was $145 million compared to $109 million for the same period of 2015. These increases were primarily due to the start-up of RFS II, as well as product margin increases for propane and butane notably at Empress East.

Depreciation and amortization included in operations for Pembina's Midstream business remained consistent during the second quarter and first half of 2016 at $24 million and $47 million, respectively, compared to $23 million and $46 million for the same period of 2015.

For the three and six months ended June 30, 2016, gross profit in this business was $80 million and $155 million compared to $56 million and $145 million during the same period in 2015. These increases were due to the same factors discussed above.

Pembina Pipeline Corporation

Capital expenditures for the second quarter and first half of 2016 totalled $121 million and $221 million compared to $137 million and $260 million for the same period of 2015. Capital spending in this business in the first half of 2016 was primarily directed towards the development and completion of RFS II and further development of the projects outlined in the "New Developments" section below, as well as the completion of above ground storage tanks at the Edmonton North Terminal ("ENT"). Capital spending in this business in the second quarter and first half of 2015 was primarily directed towards the development of RFS II, RFS III and NGL storage caverns and associated infrastructure. Capital was also deployed to progress above ground storage at ENT and the preliminary work for CDH.

New Developments

On April 11, 2016, Pembina announced that it entered into a joint feasibility study with the Petrochemical Industries Company K.S.C. ("PIC"), a subsidiary of the Kuwait Petroleum Corporation, for the evaluation of a world-scale combined propane dehydrogenation ("PDH") and polypropylene ("PP") upgrading facility in Alberta (the "PDH and PP Facility").

The proposed PDH and PP Facility represents an opportunity to develop new demand for propane. The PDH and PP Facility, as currently proposed, could consume approximately 35 mbpd of propane and produce up to 800,000 metric tonnes per year of polypropylene, which would be transported in pellet form to markets across North America and internationally.

Pembina is ideally suited to facilitate the development of a PDH and PP Facility, given it will have over 210 mbpd of fractionation capacity and will market approximately 60 mbpd of propane once RFS III is complete.

Pembina and PIC have advanced a detailed technical, financial and commercial study to confirm whether the development of the PDH and PP Facility aligns with each party's respective investment criteria. This study is expected to take roughly six months, followed by Pembina and PIC approval to proceed to Front End Engineering Design. Subject to a positive final investment decision, as well as regulatory, environmental and Pembina's Board approval, the proposed PDH and PP Facility could be in service by 2020.

On April 1, 2016, Pembina commissioned RFS II, its second 73 mbpd ethane-plus fractionator at the Company's Redwater site. RFS II was completed on budget and slightly later than originally expected. With RFS II in service on April 1, 2016, Pembina's Redwater fractionation capacity has more than doubled to over 146 mbpd of capacity.

Pembina is also advancing RFS III, its third fractionator at Redwater, for an estimated capital cost of $400 million, which will have propane-plus capacity of 55 mbpd. Regulatory and environmental approval has been received and all long-lead items have arrived onsite; overall construction is now approximately 55 percent complete. Pembina has completed piling and foundations, as well as made significant progress on mechanical construction. Additionally, the depropanizer and debutanizer have now been set in place.

Pembina has begun construction on infrastructure to provide terminalling services for the North West Redwater Partnership ("North West") with respect to North West's planned refinery. Underpinned by a long-term fixed-return agreement and a 10-year fractionation agreement related to RFS III, the terminalling services include truck and rail loading, storage, as well as handling and processing equipment for a variety of products delivered from North West. Detailed engineering and procurement is now 75 percent complete and over 90 percent of materials and equipment have been ordered. The storage services are expected to be in service in early 2017, with the remaining facilities to be phased-in with final completion expected by late 2017.

At its NGL storage and terminalling facilities in Corunna, Ontario, Pembina completed a new brine pond and rail racks in April 2016 to meet increased demand for services.

Pembina Pipeline Corporation

Pembina also completed and commissioned one storage cavern at Redwater as part of its ongoing cavern development program.

In addition to the proposed PDH and PP Facility, Pembina remains committed to providing market access solutions for its customers by developing a North American west coast propane export terminal. Pembina continues to evaluate multiple potential west coast sites.

With regulatory and environmental approvals received, initial ground work has begun at the Canadian Diluent Hub ("CDH") site. CDH is expected to be the primary access point for oil sands producers to source condensate from growing local supply, leveraging the development of the Montney, Deep Basin and Duvernay. Condensate will be delivered to CDH via Pembina's Peace Pipeline and production from Pembina's Redwater Fractionators. CDH will have access to storage capacity of 1 million bbls between existing Redwater caverns and above ground tanks to be constructed and aggregate diluent take-away capacity in excess of 400 mbpd through multiple pipelines. Pembina has entered into agreements for downstream connections to multiple third-party diluent pipelines at CDH. The project has a targeted in-service of mid-2017 to align with the in-service date of the Phase III Expansion.

Subsequent to quarter end, Pembina received Board approval to proceed with the development of a co-generation facility to be integrated with RFS II and RFS III for an estimated capital cost of $120 million and an in-service date of the fourth quarter of 2018, subject to regulatory and environmental approval.

Also subsequent to quarter end, Pembina completed the disposition of its interest in two full service truck terminal joint venture assets in the Judy Creek and LaGlace areas of Alberta. Pembina also closed the acquisition of approximately 2,200 acres of lands in the Alberta Industrial Heartland to the northwest of Pembina's existing Redwater facilities for $60 million which was held as a deposit in escrow at June 30, 2016. Pembina plans to use the lands for future strategic fee-for-service infrastructure development such as additional fractionation and associated services and is also considering the land, along with our Heartland site, for use in association with its potential PDH and PP facility.

Financing Activity

On January 15, 2016, Pembina closed a $170 million offering of 6.8 million cumulative redeemable minimum rate reset class A preferred shares, Series 11 (the "Series 11 Preferred Shares") at a price of $25.00 per share. The Series 11 Preferred Shares began trading on the Toronto Stock Exchange on January 15, 2016 under the symbol PPL.PR.K.

On March 29, 2016, Pembina closed a bought deal offering of 10.1 million common shares at a price of $34.00 per share for aggregate gross proceeds of approximately $345 million.

On April 27, 2016, Pembina closed a $250 million offering of 10 million cumulative redeemable minimum rate reset class A preferred shares, Series 13 (the "Series 13 Preferred Shares") at a price of $25.00 per share. The Series 13 Preferred Shares began trading on the Toronto Stock Exchange on April 27, 2016 under the symbol PPL.PR.M.

Pembina Pipeline Corporation

Liquidity & Capital Resources

($ millions)	June 30, 2016 (unaudited)	December 31, 2015
Working capital(1)	(71)	37
Variable rate debt(2)
Bank debt	321	25
Total variable rate debt outstanding (Average of 2.3%)	321	25
Fixed rate debt(2)
Senior unsecured notes	467	467
Senior unsecured medium-term notes	2,700	2,700
Total fixed rate debt outstanding (average of 4.5%)	3,167	3,167
Convertible debentures(2)	148	149
Finance lease liability	12	12
Total debt and debentures outstanding	3,648	3,353
Cash and unutilized debt facilities	2,227	2,031

(1)	As at June 30, 2016, working capital includes $6 million (December 31, 2015: $5 million) associated with the current portion of loans and borrowings.
(2)	Face value.

Pembina anticipates cash flow from operating activities will be more than sufficient to meet its short-term operating obligations and fund its targeted dividend level. Pembina's business model is largely comprised of cash flow derived from fee-for-service arrangements, and the Company has an ongoing counterparty risk management program which continues to help mitigate the impact of the market downturn. Pembina believes that its reliable cash flow, limited commodity exposure (with the exception of portions of its Midstream business) and strong credit profile will enable it to preserve its financial strength into the foreseeable future, particularly as the Company brings its approximately $5.3 billion suite of long-term, primarily fee-for-service-based projects into service throughout the 2016 to late-2017 timeframe. In the short term, Pembina expects to source funds required for capital projects from cash and cash equivalents, its credit facility, the DRIP and accessing the debt and equity capital markets, as required. Based on its successful access to financing in the debt and equity markets over the past several years and recently, Pembina believes it should continue to have access to funds, despite the recent weakened industry and commodity price environment. Refer to "Risk Factors – Additional Financing and Capital Resources" in Pembina's Annual MD&A for the year ended December 31, 2015 and "Counterparty Credit Risk" at note 23 to the Annual Consolidated Financial Statements for more information. Management remains satisfied that the leverage employed in Pembina's capital structure, of which a significant portion is funding assets under construction which will not contribute to the results until they come into service, is sufficient and appropriate given the characteristics and operations of the underlying asset base.

Pembina continues to closely monitor and reassess the creditworthiness of its counterparties, which has resulted in the Company reducing or mitigating its exposure to certain counterparties where it was deemed warranted and permitted under contractual terms. Financial assurances may include guarantees, letters of credit and cash. Letters of credit are held on $127 million (December 31, 2015: $68 million) of customer trade receivables.

Management may make adjustments to Pembina's capital structure as a result of changes in economic conditions or the risk characteristics of the underlying assets. To maintain or modify Pembina's capital structure in the future, Pembina may renegotiate new debt terms, repay existing debt, seek new borrowing and/or issue additional equity.

Pembina Pipeline Corporation

Pembina's credit facilities consist of an unsecured $2.5 billion (December 31, 2015: $2 billion) revolving credit facility which includes a $250 million accordion feature, which matures in May 2020 and an operating facility of $30 million (December 31, 2015: $30 million) due in May 2017, which was renewed in April 2016 and is typically renewed on an annual basis. Borrowings on the revolving credit facility and the operating facility bear interest at prime lending rates plus nil to 1.25 percent (December 31, 2015: nil to 1.25 percent) or Bankers' Acceptances rates plus 1.00 percent to 2.25 percent (December 31, 2015: 1.00 to 2.25 percent). Margins on the credit facilities are based on the credit rating of Pembina's senior unsecured debt. There are no repayments due over the term of these facilities. As at June 30, 2016, Pembina had $2.2 billion (December 31, 2015: $2.0 billion) of cash and unutilized debt facilities. At June 30, 2016, Pembina had loans and borrowings (excluding amortization, letters of credit and finance lease liabilities) of $3.5 billion (December 31, 2015: $3.2 billion). Pembina's senior loans and borrowings to total consolidated capitalization at June 30, 2016 was 29 percent (December 31, 2015: 30 percent). Pembina also had an additional $23 million (December 31, 2015: $23 million) in letters of credit issued in a separate credit facility. Pembina is required to meet certain specific and customary affirmative and negative financial covenants under its senior unsecured notes, medium-term notes and revolving credit and operating facilities including a requirement to maintain certain financial ratios. Pembina is also subject to customary restrictions on its operations and activities under its notes and facilities, including restrictions on the granting of security, incurring indebtedness and the sale of its assets. Pembina's financial covenants include the following:

Debt Instrument	Financial Covenant	Ratio
Senior unsecured medium-term notes	Funded Debt to Capitalization	Maximum 70%
Revolving unsecured credit facility	Debt to Capital EBITDA(1) to senior interest coverage	Maximum 65% Minimum 2.5:1.0
(1)	Refer to "Non-GAAP Measures."

In addition to the table above, Pembina has additional covenants on its unsecured debt. Pembina was in compliance with all covenants under its notes and facilities as at the quarter ended June 30, 2016 (December 31, 2015 – in compliance).

Credit Ratings

The following information with respect to Pembina's credit ratings is provided as it relates to Pembina's financing costs and liquidity. Specifically, credit ratings affect Pembina's ability to obtain short-term and long-term financing and the cost of such financing. A reduction in the current ratings on Pembina's debt by its rating agencies, particularly a downgrade below investment-grade ratings, could adversely affect Pembina's cost of financing and its access to sources of liquidity and capital. In addition, changes in credit ratings may affect Pembina's ability, and the associated costs, to enter into normal course derivative or hedging transactions. Credit ratings are intended to provide investors with an independent measure of credit quality of any issues of securities. The credit ratings assigned by the rating agencies are not recommendations to purchase, hold or sell the securities nor do the ratings comment on market price or suitability for a particular investor. Any rating may not remain in effect for a given period of time or may be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant.

DBRS rates Pembina's senior unsecured notes and senior unsecured medium-term notes 'BBB' and Series 1, Series 3, Series 5, Series 7, Series 9, Series 11 and Series 13 Preferred Shares Pfd-3. S&P's long-term corporate credit rating on Pembina is 'BBB' and its rating of the Class A preferred shares, Series 1, Series 3, Series 5, Series 7, Series 9, Series 11 and Series 13 is P-3 (High).

Pembina Pipeline Corporation

Capital Expenditures

	3 Months Ended June 30 (unaudited)		6 Months Ended June 30 (unaudited)
($ millions)	2016	2015	2016	2015
Development capital
Conventional Pipelines	158	169	377	454
Oil Sands & Heavy Oil	58	2	79	7
Gas Services	41	64	71	136
Midstream	121	137	221	260
Corporate/other projects	2	15	7	28
Total capital expenditures	380	387	755	885
Acquisition	566		566

For the three months ended June 30, 2016, capital expenditures, excluding acquisition, were $380 million compared to $387 million during the same three-month period of 2015. During the first half of 2016, capital expenditures, excluding acquisitions, were $755 million compared to $885 million during the same six-month period in 2015. Conventional Pipelines' capital expenditures were primarily incurred to progress ongoing pipeline expansion projects. Oil Sands & Heavy Oil's capital expenditures were primarily in relation to the expansion of the Horizon pipeline. Gas Services' capital was deployed to complete the Musreau III Facility, complete the Resthaven Expansion as well as progress the development of Duvernay I. Midstream's capital expenditures were primarily directed towards the completion of RFS II and further development of RFS III, cavern development and related infrastructure at the Redwater facility, as well as to progress and complete the above ground storage at ENT and the preliminary work for CDH.

Contractual Obligations at June 30, 2016

($ millions)	Payments Due By Period
Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	After 5 years
Operating and finance leases(1)	855	100	205	185	365
Loans and borrowings(2)	5,508	143	287	1,096	3,982
Convertible debentures(2)	172	10	162
Construction commitments(3)	2,373	1,869	161	29	314
Total contractual obligations(2)(4)	8,908	2,122	815	1,310	4,661

(1)	Includes office space, vehicles and over 3,500 rail car leases supporting future propane transportation in the Midstream business. The Company has sublet office space up to 2027 and has contracted sub-lease payments for a potential of $106 million over the term.
(2)	Excluding deferred financing costs. Including interest payments on senior unsecured notes.
(3)	Excluding significant projects that are awaiting regulatory or land approval at June 30, 2016.
(4)	Pembina enters into product purchase agreements to secure future operations in the Midstream business. Product purchase agreements range from one to 10 years and involve the purchase of NGL products from producers. Purchase price of NGL is dependent on the current market prices. Volumes and prices for these contracts cannot be reasonably determined and therefore has not been included in the contractual obligations schedule. Assuming product is available, Pembina has secured between 51 and 72 mpbd each year up to and including 2025.

Pembina is, subject to certain conditions, contractually committed to the construction and operation of the Phase III Expansion, RFS III, the NEBC Expansion, the Vantage Expansion, North West, Duvernay I, as well as certain pipeline connections and laterals and select caverns at the Company's Redwater site. Additional commitments exist in relation to assets recently brought into service and other corporate infrastructure. See "Forward-Looking Statements & Information" and "Liquidity & Capital Resources."

Pembina Pipeline Corporation

Dividends

Common Share Dividends

Common share dividends are payable if, as, and when declared by Pembina's Board of Directors. The amount and frequency of dividends declared and payable is at the discretion of the Board of Directors, which considers earnings, cash flow, capital requirements, the financial condition of Pembina and other relevant factors.

On March 17, 2016, in connection with the Acquisition, Pembina announced that it increased its monthly dividend by 4.9 percent from $0.1525 per common share per month (or $1.83 annually) to $0.16 per common share per month (or $1.92 annually), effective as of the April 25, 2016 record date.

Preferred Share Dividends

The holders of Pembina's class A preferred shares are entitled to receive fixed cumulative dividends payable quarterly on the 1st day of March, June, September and December, if, as and when declared by the Board of Directors of Pembina, for the initial fixed-rate period for each series of preferred share.

DRIP

Eligible Pembina shareholders have the opportunity to receive, by reinvesting the cash dividends declared payable by Pembina on their common shares, either (i) additional common shares at a discounted subscription price of 97 percent of the Average Market Price (as defined in the DRIP), pursuant to the "Dividend Reinvestment Component" of the DRIP, or (ii) a premium cash payment equal to 101 percent of the amount of reinvested dividends (the "Premium Dividend™")(1), pursuant to the "Premium Dividend™ Component" of the DRIP.

Participation in the DRIP for the second quarter and first half of 2016 was 64 percent and 63 percent (2015 – 61 percent and 60 percent) of common shares outstanding. Proceeds for the second quarter of 2016 totalled $117 and $224 million year-to-date, compared to $92 million and $178 million for the same period of 2015.

Related Party Transactions

For the six months ended June 30, 2016, Pembina had no transactions with related parties as defined in IAS 24 – Related Party Disclosures, except those pertaining to contributions to Pembina's defined benefit pension plan and transactions with key management personnel in the ordinary course of their employment or directorship agreements.

Critical Accounting Judgments and Estimates

Critical accounting judgments and estimates used in preparing the Interim Financial Statements are described in Pembina's consolidated financial statements and MD&A for the year ending December 31, 2015. The preparation of consolidated financial statements in conformity with GAAP requires management to make both judgments and estimates that could materially affect the amounts recognized in the financial statements. By their nature, judgments and estimates may change in light of new facts and circumstances in the internal and external environment. There have been no material changes to Pembina's critical accounting estimates and judgments during the six months ended June 30, 2016.

(1) TM denotes trademark of Canaccord Genuity Corp.

Pembina Pipeline Corporation

Changes in Accounting Policies

New standards adopted in 2016

There were no new standards or amendments issued by the International Accounting Standards Board ("IASB") that were adopted as of January 1, 2016.

New standards and interpretations not yet adopted

Certain new standards, interpretations, amendments and improvements to existing standards were issued by the IASB or IFRIC and are effective for accounting periods beginning after January 1, 2016. These standards have not been applied in preparing these Financial Statements. Those which may be relevant to Pembina are described below:

IFRS 9 Financial Instruments (2014) is effective January 1, 2018 and is available for early adoption. The new standard is a single financial instrument accounting standard addressing: classification and measurement (Phase I), impairment (Phase II) and hedge accounting (Phase III). The Company is currently evaluating the impact that the standard will have on its results of operations and financial position and is assessing when adoption will occur.

IFRS 15 Revenue from Contracts with Customers is effective for annual periods beginning on or after January 1, 2018. The new standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue; at a point in time or over time. The Company intends to adopt IFRS 15 for the annual period beginning on January 1, 2018. The Company is currently evaluating the impact that the standard will have on its results of operations and financial position.

IFRS 16 Leases is effective for annual periods beginning on or after January 1, 2019. The new standard results in substantially all lessee leases being recorded on the statement of financial position. The Company intends to adopt IFRS 16 for the annual period beginning on January 1, 2019. The Company is currently evaluating the impact that the standard will have on its results of operations and financial position.

Controls and Procedures

Changes in internal control over financial reporting

Pembina's Management is responsible for establishing and maintaining disclosure controls and procedures ("DC&P") and internal control over financial reporting ("ICFR"), as those terms are defined in National Instrument 52-109 "Certification of Disclosure in Issuers' Annual and Interim Filings." The objective of this instrument is to improve the quality, reliability and transparency of information that is filed or submitted under securities legislation.

The Chief Executive Officer ("CEO") and the Chief Financial Officer ("CFO") have designed, with the assistance of Pembina employees, DC&P and ICFR to provide reasonable assurance that material information relating to Pembina's business is made known to them, is reported on a timely basis, financial reporting is reliable, and financial statements prepared for external purposes are in accordance with GAAP. Management, including the Company's President and CEO and CFO, evaluated the effectiveness of Pembina's disclosure controls and procedures as at June 30, 2016, as required by the Canadian securities regulatory authorities and by the SEC, and concluded that its DC&P are effective.

During the first six months of 2016, there were no changes made to Pembina's ICFR that materially affected, or are reasonably likely to materially affect, its ICFR.

Pembina Pipeline Corporation

Risk Factors

Management has identified the primary risk factors that could potentially have a material impact on the financial results and operations of Pembina. Such risk factors are presented in Pembina's MD&A and Pembina's Annual Information Form ("AIF") for the year ended December 31, 2015. Pembina's MD&A and AIF are available at www.pembina.com, in Canada under Pembina's company profile on www.sedar.com and in the U.S. under the Company's profile at www.sec.gov.

Selected Quarterly Operating Information

(mbpd unless stated otherwise)	2016		2015				2014
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Average volume
Conventional Pipelines revenue volumes(1)	648	670	621	600	603	633	612	564
Oil Sands & Heavy Oil contracted capacity	880	880	880	880	880	880	880	880
Gas Services average revenue volumes (mboe/d) net to Pembina(1)(2)	133	113	103	115	108	113	97	71
Midstream NGL sales volumes	132	141	123	109	104	129	130	107
Total	1,793	1,804	1,727	1,704	1,695	1,755	1,719	1,622

(1)	Revenue volumes are equal to contracted and interruptible volumes.
(2)	Gas Services average revenue volumes converted to mboe/d from MMcf/d at 6:1 ratio.

Pembina Pipeline Corporation

Selected Quarterly Financial Information

($ millions, except where noted)	2016		2015				2014
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenue	1,027	1,017	1,242	1,026	1,213	1,154	1,259	1,445
Operating expenses	93	94	110	111	96	109	117	98
Cost of goods sold, including product purchases	598	623	835	652	862	779	955	1,087
Realized loss (gain) on commodity-related derivative financial instruments	9	(15)	(7)	(8)	(4)	(18)	(8)	(4)
Operating margin(1)	327	315	304	271	259	284	195	264
Depreciation and amortization included in operations	66	62	73	67	55	54	62	51
Unrealized loss (gain) on commodity-related derivative financial instruments	13	16	(6)	3	4	2	(11)	(3)
Gross profit	248	237	237	201	200	228	144	216
Adjusted EBITDA(1)	291	269	269	245	228	241	172	210
Cash flow from operating activities	273	271	285	187	209	120	196	188
Cash flow from operating activities per common share – basic (dollars)(1)	0.70	0.72	0.79	0.54	0.62	0.35	0.58	0.57
Adjusted cash flow from operating activities(1)	235	209	280	209	176	213	164	158
Adjusted cash flow from operating activities per common share – basic (dollars) (1)	0.60	0.56	0.77	0.60	0.51	0.63	0.49	0.48
Earnings for the period	113	102	130	113	43	120	84	75
Earnings per common share – basic and diluted (dollars)	0.25	0.23	0.32	0.29	0.09	0.32	0.22	0.20
Common shares outstanding (millions):
Weighted average – basic	389	376	363	345	342	339	335	327
Weighted average – diluted	390	376	363	345	343	340	336	329
End of period	391	387	373	350	343	340	338	329
Common share dividends declared	187	172	168	158	154	148	146	143
Common share dividends declared per share (dollars)	0.4800	0.4575	0.4575	0.4575	0.450	0.435	0.435	0.435
Preferred share dividends declared	16	14	13	14	11	10	10	8

(1)	Refer to "Non-GAAP Measures."

Pembina Pipeline Corporation

During the periods in the prior table, Pembina's results were impacted by the following factors and trends:

•	Increased production in key operating areas and resource plays within the WCSB (Deep Basin, Montney and Duvernay) has supported increased revenue volumes on Pembina's existing Conventional Pipelines, Gas Services and NGL Midstream infrastructure as well as supported the development of large-scale expansions across these businesses;
•	New large-scale growth projects across our business being placed into service and the acquisitions of the Vantage pipeline and SEEP (October 2014) and the Kakwa River Facility (April 2016);
•	Significantly weaker commodity market (especially the weaker propane and butane market) during the latter part of 2014, the majority of 2015 and the early part of 2016;
•	Increased common shares outstanding and common share dividends due to: the DRIP, debenture conversions, common share issuance, increasing the common share dividend rate, the acquisition of the Vantage pipeline and SEEP; and
•	Increased preferred share dividends due to additional preferred shares issued.

Additional Information

Additional information about Pembina filed with Canadian and U.S. securities commissions, including quarterly and annual reports, AIFs (filed with the U.S. Securities and Exchange Commission under Form 40-F), Management Information Circulars and financial statements can be found online at www.sedar.com, www.sec.gov and through Pembina's website at www.pembina.com. Information contained in or otherwise accessible through Pembina's website or other websites, though referenced herein, is not incorporated by reference herein unless otherwise specifically indicated.

Non-GAAP Measures

Throughout this MD&A, Pembina has used the following terms that are not defined by GAAP but are used by management to evaluate the performance of Pembina and its businesses. Since non-GAAP measures do not have a standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies, securities regulations require that non-GAAP measures are clearly defined, qualified and reconciled to their nearest GAAP measure. Except as otherwise indicated, these non-GAAP measures are calculated and disclosed on a consistent basis from period to period. Specific adjusting items may only be relevant in certain periods.

The intent of non-GAAP measures is to provide additional useful information respecting Pembina's operational and financial performance to investors and analysts though the measures do not have any standardized meaning under IFRS. The measures should not, therefore, be considered in isolation or used in substitute for measures of performance prepared in accordance with IFRS. Other issuers may calculate these non-GAAP measures differently.

Investors should be cautioned that net revenue, Adjusted EBITDA, adjusted cash flow from operating activities, cash flow from operating activities per common share, adjusted cash flow from operating activities per common share, operating margin and total enterprise value should not be construed as alternatives to earnings, cash flow from operating activities or other measures of financial results determined in accordance with GAAP as indicators of Pembina's performance.

Pembina Pipeline Corporation

Net revenue

Net revenue is a non-GAAP financial measure which is defined as total revenue less cost of goods sold including product purchases. Management believes that net revenue provides investors with a single measure to indicate the margin on sales before non-product operating expenses that is comparable between periods. Management utilizes net revenue to compare consecutive results, particularly in the Midstream business, to aggregate revenue generated by each of the Company's businesses and to set comparable objectives.

	3 Months Ended June 30 (unaudited)		6 Months Ended June 30 (unaudited)
($ millions)	2016	2015	2016	2015
Revenue	1,027	1,213	2,044	2,367
Cost of goods sold, including product purchases	598	862	1,221	1,641
Net revenue	429	351	823	726

Adjusted Earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA")

Adjusted EBITDA is a non-GAAP measure. Adjusted EBITDA is calculated as earnings for the year plus share of profit (loss) from equity accounted investees (before tax, depreciation and amortization) plus net finance costs plus income taxes plus depreciation and amortization (included in operations and general and administrative expense) and unrealized gains or losses on commodity-related derivative financial instruments. The exclusion of unrealized gains or losses on commodity-related derivative financial instruments eliminates the non-cash impact of such gains or losses.

Adjusted EBITDA also includes adjustments for loss (gain) on disposal of assets, transaction costs incurred in respect of acquisitions, impairment charges or reversals and write-downs in respect of goodwill, intangible assets and property plant and equipment, and non-cash provisions. These additional adjustments are made to exclude various non-cash and other items that are not reflective of ongoing operations. Management believes that Adjusted EBITDA provides useful information to investors as it is an important indicator of an issuer's ability to generate liquidity through cash flow from operating activities. Adjusted EBITDA is also used by investors and analysts for assessing financial performance and for the purpose of valuing an issuer, including calculating financial and leverage ratios. Management utilizes Adjusted EBITDA to set objectives and as a key performance indicator of the Company's success. Pembina presents Adjusted EBITDA as management believes it is a measure frequently used by analysts, investors and other stakeholders in evaluating the Company’s financial performance.

Pembina Pipeline Corporation

	3 Months Ended June 30 (unaudited)		6 Months Ended June 30 (unaudited)
($ millions, except per share amounts)	2016	2015	2016	2015
Earnings attributable to shareholders	113	43	215	163
Share of (loss) profit from equity accounted investees (before tax, depreciation and amortization) and Other	3	2	5	5
Net finance costs	41	26	81	39
Income tax expense	45	93	83	138
Depreciation and amortization	71	58	138	115
Unrealized loss on commodity-related derivative financial instruments	13	4	29	6
EBITDA	286	226	551	466
Impairment charges or reversals and write-downs in respect of goodwill, intangible assets and property, plant and equipment	4	2	8	3
Transaction costs incurred in respect of acquisitions	1		1
Adjusted EBITDA	291	228	560	469
EBITDA per common share – basic (dollars)	0.74	0.66	1.44	1.37
Adjusted EBITDA per common share – basic (dollars)	0.75	0.67	1.46	1.38

Adjusted cash flow from operating activities, cash flow from operating activities per common share and adjusted cash flow from operating activities per common share

Adjusted cash flow from operating activities is a non-GAAP measure which is defined as cash flow from operating activities plus the change in non-cash operating working capital, adjusting for current tax and share-based payment expenses, and deducting preferred share dividends declared. Adjusted cash flow from operating activities excludes preferred share dividends because they are not attributable to common shareholders. The calculation has been modified to include current tax and share-based payment expense as it allows management to better assess the obligations discussed below. Management believes that adjusted cash flow from operating activities provides comparable information to investors for assessing financial performance during each reporting period. Management utilizes adjusted cash flow from operating activities to set objectives and as a key performance indicator of the Company's ability to meet interest obligations, dividend payments and other commitments. Per common share amounts are calculated by dividing cash flow from operating activities, or adjusted cash flow from operating activities, as applicable, by the weighted average number of common shares outstanding.

	3 Months Ended June 30 (unaudited)		6 Months Ended June 30 (unaudited)
($ millions, except per share amounts)	2016	2015	2016	2015
Cash flow from operating activities	273	209	544	329
Cash flow from operating activities per common share – basic (dollars)	0.70	0.62	1.42	0.97
Add (deduct):
Change in non-cash operating working capital	5	(23)	(29)	9
Current tax expenses	(20)	(23)	(43)	(45)
Taxes paid		27		102
Accrued share-based payments	(7)	(4)	(18)	(13)
Share-based payments		1	20	28
Preferred share dividends declared	(16)	(11)	(30)	(21)
Adjusted cash flow from operating activities	235	176	444	389
Adjusted cash flow from operating activities per common share – basic (dollars)	0.60	0.51	1.16	1.14

Pembina Pipeline Corporation

Operating margin

Operating margin is an additional GAAP measure which is defined as gross profit before depreciation and amortization included in operations and unrealized gain/loss on commodity-related derivative financial instruments. Management believes that operating margin provides useful information to investors for assessing the financial performance of the Company's operations. Management utilizes operating margin in setting objectives and views it as a key performance indicator of the Company's success.

Reconciliation of operating margin to gross profit:

	3 Months Ended June 30 (unaudited)		6 Months Ended June 30 (unaudited)
($ millions)	2016	2015	2016	2015
Revenue	1,027	1,213	2,044	2,367
Cost of sales (excluding depreciation and amortization included in operations)
Operating expenses	93	96	187	205
Cost of goods sold, including product purchases	598	862	1,221	1,641
Realized loss (gain) on commodity-related derivative financial instruments	9	(4)	(6)	(22)
Operating margin	327	259	642	543
Depreciation and amortization included in operations	66	55	128	109
Unrealized loss on commodity-related derivative financial instruments	13	4	29	6
Gross profit	248	200	485	428

Total enterprise value

Total enterprise value is a non-GAAP measure which is calculated by aggregating the market value of common shares, preferred shares and convertible debentures at a specific date plus senior debt less cash and cash equivalents. Management believes that total enterprise value provides useful information to investors to assess the overall market value of the Company and as an input to calculate financial ratios. Management utilizes total enterprise value to assess Pembina's growth.

(unaudited)		As at June 30
($ millions, except where noted)	As at August 2, 2016	2016	2015
Shares outstanding	392	391	343
Market capitalization of common shares	14,817	15,336	13,845
Market capitalization of preferred shares	1,278	1,220	973
Market capitalization of convertible debentures	189	197	584
Senior debt	3,510	3,488	3,167
Cash and cash equivalents	(21)	(18)	(204)
Total enterprise value	19,773	20,223	18,365

The following is a list of abbreviations that may be used in this MD&A:

Measurement		Other
bpd	barrels per day	B.C.	British Columbia
mbpd	thousands of barrels per day	DRIP	Premium Dividend™ and Dividend Reinvestment Plan
mbbls	thousands of barrels	IFRS	International Financial Reporting Standards
mbpd	thousands of barrels per day	NGL	Natural gas liquids
mmbbls	millions of barrels	U.S.	United States
mboe/d	thousands of barrels of oil equivalent per day	WCSB	Western Canadian Sedimentary Basin
MMcf/d	millions of cubic feet per day	deep cut	Ethane-plus capacity extraction gas processing capabilities
bcf/d km	billions of cubic feet per day kilometre	shallow cut	Sweet gas processing with propane and/or condensate-plus extraction capabilities

Pembina Pipeline Corporation

Forward-Looking Statements & Information

In the interest of providing Pembina's securityholders and potential investors with information regarding Pembina, including management's assessment of the Company's future plans and operations, certain statements contained in this MD&A constitute forward-looking statements or information (collectively, "forward-looking statements"). Forward-looking statements are typically identified by words such as "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "could", "believe", "plan", "intend", "target", "view", "maintain", "schedule", "objective", "strategy", "likely", "potential", "outlook", "goal", "would", and similar expressions suggesting future events or future performance.

By their nature, such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Pembina believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this MD&A should not be unduly relied upon. These statements speak only as of the date of the MD&A.

In particular, this MD&A contains forward-looking statements, including certain financial outlook, pertaining to the following:

•	the future levels of cash dividends that Pembina intends to pay to its shareholders, the dividend payment date and the tax treatment thereof;
•	planning, construction, capital expenditure estimates, schedules, regulatory and environmental applications and anticipated approvals, expected capacity, incremental volumes, in-service dates, rights, activities, benefits and operations with respect to new construction of, or expansions on existing, pipelines, gas services facilities, fractionation facilities, terminalling, storage and hub facilities and other facilities or energy infrastructure, as well as the impact of the Company's new projects on its future financial performance;
•	pipeline, processing, fractionation and storage facility and system operations and throughput levels;
•	Pembina's strategy and the development and expected timing of new business initiatives and growth opportunities and the impact thereof;
•	the potential future benefits and impacts of acquisitions;
•	Pembina's estimated decommissioning obligations and deferred tax liability;
•	increased throughput potential, processing capacity and fractionation capacity due to increased oil and gas industry activity and new connections and other initiatives on Pembina's pipelines and at Pembina's facilities;
•	expected future cash flows and the sufficiency thereof, financial strength, sources of and access to funds at attractive rates, future contractual obligations, future financing options, future renewal of credit facilities, availability of capital to fund growth plans, operating obligations and dividends and the use of proceeds from financings;
•	tolls and tariffs and processing, transportation, fractionation, storage and services commitments and contracts;
•	the adoption of new accounting standards; and
•	the impact of the current commodity price environment on Pembina.

Various factors or assumptions are typically applied by Pembina in drawing conclusions or making the forecasts, projections, predictions or estimations set out in forward-looking statements and financial outlook based on information currently available to Pembina. These factors and assumptions include, but are not limited to:

•	oil and gas industry exploration and development activity levels and the geographic region of such activity;
•	the success of Pembina's operations;
•	prevailing commodity prices, interest rates and exchange rates and the ability of Pembina to maintain current credit ratings;
•	the availability of capital to fund future capital requirements relating to existing assets and projects;
•	expectations regarding participation in Pembina's DRIP;
•	future operating costs including geotechnical and integrity costs;
•	oil and gas industry compensation levels;
•	in respect of current developments, expansions, planned capital expenditures, completion dates and capacity expectations: that third parties will provide any necessary support; that any third-party projects relating to Pembina's growth projects will be sanctioned and completed as expected; that any required commercial agreements can be reached; that all required regulatory and environmental approvals can be obtained on the necessary terms in a timely manner; that counterparties will comply with contracts in a timely manner; that there are no unforeseen events preventing the performance of contracts or the completion of the relevant facilities; and that there are no unforeseen material costs relating to the facilities which are not recoverable from customers;
•	in respect of providing value to shareholders: prevailing commodity prices, margins and exchange rates; that Pembina's future results of operations will be consistent with past performance and management expectations in relation thereto; the continued availability of capital at attractive prices to fund future capital requirements relating to existing assets and projects, including but not limited to future capital expenditures relating to expansion, upgrades and maintenance shutdowns; the success of growth projects; future operating costs; that counterparties to material agreements will continue to perform in a timely manner; that there are no unforeseen events preventing the performance of contracts; and that there are no unforeseen material construction or other costs related to current growth projects or current operations;
•	interest and tax rates;
•	prevailing regulatory, tax and environmental laws and regulations and tax pool utilization; and
•	the amount of future liabilities relating to environmental incidents and the availability of coverage under Pembina's insurance policies (including in respect of Pembina's business interruption insurance policy).

The actual results of Pembina could differ materially from those anticipated in these forward-looking statements as a result of the material risk factors set forth below:

•	the regulatory environment and decisions and Aboriginal and landowner consultation requirements;
•	the impact of competitive entities and pricing;
•	labour and material shortages;
•	reliance on key relationships and agreements and the outcome of stakeholder engagement;
•	the strength and operations of the oil and natural gas production industry and related commodity prices;
•	non-performance or default by counterparties to agreements which Pembina or one or more of its subsidiaries has entered into in respect of its business;
•	actions by governmental or regulatory authorities including changes in tax laws and treatment, changes in royalty rates or increased environmental regulation;
•	fluctuations in operating results;
•	adverse general economic and market conditions in Canada, North America and elsewhere, including changes, or prolonged weakness, as applicable, in interest rates, foreign currency exchange rates, commodity prices, supply/demand trends and overall industry activity levels; and
•	the other factors discussed under "Risk Factors" in Pembina's AIF for the year ended December 31, 2015. Pembina's MD&A and AIF are available at www.pembina.com and in Canada under Pembina's company profile on www.sedar.com and in the U.S. on the Company's profile at www.sec.gov.

These factors should not be construed as exhaustive. Unless required by law, Pembina does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Any forward-looking statements contained herein are expressly qualified by this cautionary statement. The purpose of the financial outlook contained herein is to give the reader an indication of the expected impact of current growth projects on Pembina's future financial performance. Readers should be aware that the financial outlook contained herein may not be appropriate for other purposes.

Pembina Pipeline Corporation

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(unaudited)

($ millions)	Note	June 30 2016	December 31 2015
Assets
Current assets
Cash and cash equivalents	12	20	28
Trade receivables and other	12	392	492
Derivative financial instruments	12	15	14
Inventory		113	120
		540	654
Non-current assets
Property, plant and equipment	5	10,513	9,254
Intangible assets and goodwill		2,849	2,822
Investments in equity accounted investees		141	145
Deferred tax assets		31	28
Other assets	6, 12	71	11
		13,605	12,260
Total Assets		14,145	12,914

Liabilities and Equity
Current liabilities
Trade payables and accrued liabilities	12	502	545
Taxes payable	12	2
Dividends payable	12	62	57
Loans and borrowings	7, 12	6	5
Derivative financial instruments	12	39	10
		611	617
Non-current liabilities
Loans and borrowings	7, 12	3,471	3,175
Convertible debentures	12	143	143
Derivative financial instruments	12	47	20
Employee benefits, share-based payments and other		37	36
Deferred revenue		84	84
Decommissioning provision	8	526	450
Deferred tax liabilities		1,006	965
		5,314	4,873
Total Liabilities		5,925	5,490
Equity
Common share capital	9	8,563	7,991
Preferred share capital	9	1,510	1,100
Deficit		(1,844)	(1,670)
Accumulated other comprehensive income		(9)	3
Total Equity		8,220	7,424
Total Liabilities and Equity		14,145	12,914

See accompanying notes to the condensed consolidated interim financial statements

Pembina Pipeline Corporation

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME

(unaudited)

		3 Months Ended June 30		6 Months Ended June 30
($ millions, except per share amounts)	Note	2016	2015	2016	2015
Revenue		1,027	1,213	2,044	2,367
Cost of sales		757	1,013	1,536	1,955
Loss (gain) on commodity-related derivative financial instruments		22		23	(16)
Gross profit		248	200	485	428

General and administrative		46	37	104	86
Other expense (income)		3	(2)	3	(3)
		49	35	107	83
Results from operating activities		199	165	378	345
Net finance costs	10	41	26	81	39
Earnings before income tax and equity accounted investees		158	139	297	306
Share of loss (profit) of investment in equity accounted investees, net of tax			3	(1)	5
Current tax expense		20	23	43	45
Deferred tax expense		25	70	40	93
Income tax expense		45	93	83	138

Earnings attributable to shareholders		113	43	215	163
Other comprehensive income
Exchange differences on translation of foreign operations, net of tax		1	(2)	(12)	7
Total comprehensive income attributable to shareholders		114	41	203	170

Earnings per common share – basic and diluted (dollars)		0.25	0.09	0.48	0.41

Weighted average number of common shares (millions)
Basic		389	342	382	341
Diluted		390	343	383	341

See accompanying notes to the condensed consolidated interim financial statements

Pembina Pipeline Corporation

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

(unaudited)

		Attributable to Shareholders of the Company
($ millions)	Note	Common Share Capital	Preferred Share Capital	Deficit	Accumulated Other Comprehensive Income	Total Equity
December 31, 2015		7,991	1,100	(1,670)	3	7,424
Total comprehensive income
Earnings				215		215
Other comprehensive income
Exchange differences on translation of foreign operations, net of tax					(12)	(12)
Total comprehensive income				215	(12)	203
Transactions with shareholders of the Company
Common shares issued, net of issue costs	9	335				335
Preferred shares issued, net of issue costs	9		410			410
Dividend reinvestment plan	9	224				224
Debenture conversions	9	1				1
Share-based payment transactions	9	12				12
Dividends declared – common	9			(359)		(359)
Dividends declared – preferred	9			(30)		(30)
Total transactions with shareholders of the Company		572	410	(389)		593
June 30, 2016		8,563	1,510	(1,844)	(9)	8,220

December 31, 2014		6,876	880	(1,400)	(20)	6,336
Total comprehensive income
Earnings				163		163
Other comprehensive income
Exchange differences on translation of foreign operations, net of tax					7	7
Total comprehensive income				163	7	170
Transactions with shareholders of the Company
Preferred shares issued, net of issue costs			220			220
Dividend reinvestment plan		178				178
Debenture conversions		8				8
Share-based payment transactions and other		12				12
Dividends declared – common				(302)		(302)
Dividends declared – preferred				(21)		(21)
Total transactions with shareholders of the Company		198	220	(323)		95
June 30, 2015		7,074	1,100	(1,560)	(13)	6,601

See accompanying notes to the condensed consolidated interim financial statements

Pembina Pipeline Corporation

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(unaudited)

		3 Months Ended June 30		6 Months Ended June 30
($ millions)	Note	2016	2015	2016	2015
Cash provided by (used in)
Operating activities
Earnings		113	43	215	163
Adjustments for
Depreciation and amortization		71	58	138	115
Net finance costs	10	41	26	81	39
Share of (profit) loss of investments in equity accounted investees, net of tax			3	(1)	5
Income tax expense		45	93	83	138
Share-based compensation expense		12	8	25	21
Payments from equity accounted investees		3	2	6	3
Unrealized loss on commodity-related derivative financial instruments		13	4	29	6
Change in non-cash operating working capital		(5)	23	29	(9)
Share-based compensation payment			(1)	(20)	(28)
Net interest paid		(26)	(19)	(43)	(33)
Payments received & deferred		1	(4)		(1)
Other		5		2	12
Taxes paid			(27)		(102)
Cash flow from operating activities		273	209	544	329
Financing activities
Bank borrowings and issuance of debt		321	130	321	410
Repayment of loans and borrowings		(2)	(462)	(29)	(923)
Issuance of common shares				345
Issuance of preferred shares		250	225	420	225
Issuance of medium term notes			600		1,200
Issue costs and financing fees		(7)	(14)	(28)	(16)
Exercise of stock options		4	2	5	4
Dividends paid (net of shares issued under the dividend reinvestment plan)		(81)	(69)	(159)	(141)
Cash flow from financing activities		485	412	875	759
Investing activities
Capital expenditures		(380)	(387)	(755)	(885)
Acquisition	4	(566)		(566)
Deposit	6	(25)		(60)
Changes in non-cash investing working capital and other		7	(51)	(6)	(23)
Interest paid during construction		(20)	(18)	(38)	(31)
Recovery of assets or proceeds from sale			2		26
Contributions to equity accounted investees			(5)	(2)	(24)
Cash flow used in investing activities		(984)	(459)	(1,427)	(937)
Change in cash and cash equivalents		(226)	162	(8)	151
Cash and cash equivalents, beginning of period		246	42	28	53
Cash and cash equivalents, end of period		20	204	20	204

See accompanying notes to the condensed consolidated interim financial statements

Pembina Pipeline Corporation

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1.	REPORTING ENTITY

Pembina Pipeline Corporation ("Pembina" or the "Company") is an energy transportation and service provider domiciled in Canada. The condensed consolidated unaudited interim financial statements ("Interim Financial Statements") include the accounts of the Company, its subsidiary companies, partnerships and any interests in associates and joint arrangements as at and for the three and six months ended June 30, 2016. These Interim Financial Statements and the notes thereto have been prepared in accordance with IAS 34 – Interim Financial Reporting, and should be read in conjunction with the consolidated financial statements of the Company as at and for the year ended December 31, 2015. The Interim Financial Statements were authorized for issue by Pembina's Board of Directors on August 4, 2016.

Pembina owns or has interests in conventional crude oil, condensate and natural gas liquids ("NGL") pipelines, oil sands and heavy oil pipelines, gas gathering and processing facilities, an NGL infrastructure and logistics business and midstream services that span across its operations. The Company's assets are located in Canada and in the United States.

2.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies are set out in the December 31, 2015 consolidated financial statements. Those policies have been applied consistently to all periods presented in these Interim Financial Statements.

There were no new standards or amendments issued by the International Accounting Standards Board ("IASB") that were adopted as of January 1, 2016.

3.	DETERMINATION OF FAIR VALUES

A number of the Company's accounting policies and disclosures require the determination of fair value for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure based on methods as set out in the December 31, 2015 consolidated financial statements. These methods have been applied consistently to all periods presented in these Interim Financial Statements.

4.	ACQUISITION

On April 20, 2016, the acquisition date, Pembina acquired certain sour natural gas processing assets with 250 million cubic feet per day ("MMcf/d") of processing capacity for cash consideration of $566 million (the "Acquisition"). The acquired assets include the recently constructed Kakwa River sour natural gas processing complex and associated infrastructure including gas gathering pipelines (99 percent working interest), sales gas pipeline and future disposal wells; and preliminary engineering studies, licenses and surface rights for the future construction of a sour natural gas processing facility (the "Kakwa River Facility"). The Kakwa River Facility is underpinned by a 20-year, take-or-pay agreement. The purchase price was funded by net proceeds from Pembina’s concurrently announced 10.1 million bought deal common share offering (refer to Note 9) and existing capacity under Pembina’s revolving credit facility.

Pembina Pipeline Corporation

The following table summarizes the recognized amounts of assets acquired and liabilities assumed at the date of acquisition.

($ millions)
Prepaid expenses	1
Property, plant and equipment	521
Intangible assets	45
Decommissioning provision	(1)
566

The fair value of property, plant and equipment was determined using the depreciated replacement cost method and the fair value of intangible assets was determined using the income and multi-period excess earnings method. Property, plant and equipment have been measured on a provisional basis. If new information obtained within one year of the date of acquisition about facts and circumstances that existed at the date of acquisition identifies adjustments to the above amounts, or any additional provisions that existed at the date of acquisition, then the accounting for the acquisition will be revised.

The Company has recognized $1 million in acquisition-related expenses. These expenses are included in Other expense in the Financial Statements. All acquisition-related expenses have been expensed as incurred.

Revenue generated by the acquired business for the period from the acquisition date of April 20, 2016 to June 30, 2016 was $10 million. Net earnings, before intersegment eliminations, for the same period was $7 million. If the acquisition had occurred on January 1, 2016, management estimates that consolidated revenue would have increased an additional $16 million, and consolidated earnings for the year would have increased an additional $9 million. In determining these amounts, management has assumed that the fair value adjustments that arose on the date of acquisition would have been the same if the acquisition had occurred on January 1, 2016. In addition, no corporate allocations of general and administrative expenses have been considered as these are assumed to be insignificant.

5.	PROPERTY, PLANT AND EQUIPMENT

($ millions)	Land and Land Rights	Pipelines	Facilities and Equipment	Linefill and Other	Assets Under Construction	Total
Cost
Balance at December 31, 2015	149	3,882	4,076	900	1,721	10,728
Additions and transfers		235	684	105	(240)	784
Acquisition (Note 4)		100	371	3	47	521
Change in decommissioning provision		4	74			78
Disposals and other		(6)	(2)	2	(6)	(12)
Balance at June 30, 2016	149	4,215	5,203	1,010	1,522	12,099

Depreciation
Balance at December 31, 2015	6	928	420	120		1,474
Depreciation	1	39	54	21		115
Disposals and other		(1)		(2)		(3)
Balance at June 30, 2016	7	966	474	139		1,586

Carrying amounts
December 31, 2015	143	2,954	3,656	780	1,721	9,254
June 30, 2016	142	3,249	4,729	871	1,522	10,513

Pembina Pipeline Corporation

Commitments

At June 30, 2016, the Company had contractual construction commitments for property, plant and equipment of $2,373 million (December 31, 2015: $1,878 million), excluding significant projects awaiting regulatory approval.

6.	OTHER ASSETS

At June 30, 2016, the Company had deposited $60 million in escrow relating to the acquisition of a parcel of land which closed on July 12, 2016.

7.	LOANS AND BORROWINGS

This note provides information about the contractual terms of the Company's interest-bearing loans and borrowings, which are measured at amortized cost.

Carrying value, terms and conditions, and debt maturity schedule

					Carrying value
($ millions, CAD)	Available facilities at June 30, 2016	Nominal interest rate	Year of maturity		June 30, 2016	December 31, 2015
Operating facility(1)	30	prime + 0.45 or BA(2) + 1.45	2017	(3)
Revolving unsecured credit facility(1)	2,500	prime + 0.45 or BA(2) + 1.45	2020		321	25
Senior unsecured notes – series C	200	5.58	2021		198	198
Senior unsecured notes – series D	267	5.91	2019		266	266
Senior unsecured medium-term notes 1	250	4.89	2021		249	249
Senior unsecured medium-term notes 2	450	3.77	2022		449	448
Senior unsecured medium-term notes 3	450	4.75	2043		446	446
Senior unsecured medium-term notes 4	600	4.81	2044		596	596
Senior unsecured medium-term notes 5	450	3.54	2025		448	448
Senior unsecured medium-term notes 6	500	4.24	2027		497	497
Finance lease liabilities and other					7	7
Total interest bearing liabilities	5,697				3,477	3,180
Less current portion					(6)	(5)
Total non-current					3,471	3,175

(1)	The nominal interest rate is based on the Company's credit rating at June 30, 2016.
(2)	Bankers' Acceptance.
(3)	Operating facility expected to be renewed on an annual basis.

All facilities are governed by specific debt covenants which Pembina was in compliance with at June 30, 2016 (December 31, 2015: in compliance).

8.	DECOMMISSIONING PROVISION

($ millions)	Total
Balance at December 31, 2015	462
Unwinding of discount rate	5
Change in rates	(9)
Additions	37
Change in estimates and other	48
Total	543
Less current portion (included in accrued liabilities)	17
Balance at June 30, 2016	526

Pembina Pipeline Corporation

The Company applied a 1.8 percent inflation rate per annum (December 31, 2015: 2 percent) and a risk-free rate of 2.0 percent (December 31, 2015: 2.2 percent) to calculate the present value of the decommissioning provision. Changes in the measurement of the decommissioning provision were added to, or deducted from, the cost of the related asset in property, plant and equipment. When a re-measurement reduction of the decommissioning provision is in excess of the carrying amount of the related asset, the amount is credited to depreciation expense. No re-measurements were credited to depreciation expense for the three and six months ending June 30, 2016 (December 31, 2015: $1 million).

9.	SHARE CAPITAL

Common Share Capital

($ millions, except as noted)	Number of Common Shares (millions)	Common Share Capital
Balance at December 31, 2015	373	7,991
Issued, net of issue costs	10	335
Dividend reinvestment plan	7	224
Debenture conversions		1
Share-based payment transactions	1	12
Balance at June 30, 2016	391	8,563

On March 29, 2016, Pembina closed a bought deal offering of 10.1 million common shares at a price of $34.00 per share for aggregate gross proceeds of approximately $345 million. Pembina used the net proceeds, together with funds available under its existing credit facilities to finance the Acquisition which closed on April 20, 2016 (see note 4).

Preferred Share Capital

($ millions, except as noted)	Number of Preferred Shares (millions)	Preferred Share Capital
Balance at December 31, 2015	45	1,100
Class A, Series 11 Preferred shares issued, net of issue costs	7	166
Class A, Series 13 Preferred shares issued, net of issue costs	10	244
Balance at June 30, 2016	62	1,510

On January 15, 2016, Pembina issued 6.8 million cumulative redeemable minimum rate reset class A Series 11 Preferred Shares for aggregate gross proceeds of $170 million. The holders of Series 11 Preferred Shares are entitled to receive fixed cumulative dividends at an annual rate of $1.4375 per share, if, as and when declared by the Board of Directors. The dividend rate will reset on March 1, 2021 and every five years thereafter at a rate equal to the sum of the then five-year Government of Canada bond yield plus 5.00 percent, provided that, in any event, such rate shall not be less than 5.75 percent. The Series 11 Preferred Shares are redeemable by the Company at its option on March 1, 2021 and on March 1 of every fifth year thereafter at a price of $25.00 per share plus accrued and unpaid dividends. The Series 11 Preferred Shares began trading on the Toronto Stock Exchange on January 15, 2016 under the symbol PPL.PR.K.

Holders of the Series 11 Preferred Shares have the right to convert their shares into cumulative redeemable floating rate Class A Preferred Shares, Series 12 ("Series 12 Preferred Shares"), subject to certain conditions, on March 1, 2021 and on March 1 of every fifth year thereafter. Holders of Series 12 Preferred Shares will be entitled to receive a cumulative quarterly floating dividend at a rate equal to the sum of the then 90-day government of Canada bond yield plus 5.00 percent, if, as and when declared by the Board of Directors of Pembina.

Pembina Pipeline Corporation

On April 27, 2016, Pembina issued 10 million cumulative redeemable minimum rate reset class A Series 13 Preferred Shares for aggregate gross proceeds of $250 million. The holders of Series 13 Preferred Shares are entitled to receive fixed cumulative dividends at an annual rate of $1.4375 per share, if, as and when declared by the Board of Directors. The dividend rate will reset on June 1, 2021 and every five years thereafter at a rate equal to the sum of the then five-year Government of Canada bond yield plus 4.96 percent, provided that, in any event, such rate shall not be less than 5.75 percent. The Series 13 Preferred Shares are redeemable by the Company at its option on June 1, 2021 and on June 1 of every fifth year thereafter at a price of $25.00 per share plus accrued and unpaid dividends. The Series 13 Preferred Shares began trading on the Toronto Stock Exchange on April 27, 2016 under the symbol PPL.PR.M.

Holders of the Series 13 Preferred Shares have the right to convert their shares into cumulative redeemable floating rate Class A Preferred Shares, Series 14 ("Series 14 Preferred Shares"), subject to certain conditions, on June 1, 2021 and on June 1 of every fifth year thereafter. Holders of Series 14 Preferred Shares will be entitled to receive a cumulative quarterly floating dividend at a rate equal to the sum of the then 90-day government of Canada bond yield plus 4.96 percent, if, as and when declared by the Board of Directors of Pembina.

Dividends

The following dividends were declared by the Company:

Six Months Ended June 30 ($ millions)	2016	2015
Common shares
$0.9375 per qualifying share (2015: $0.885)	359	302

Preferred shares
$0.53125 per qualifying Series 1 share (2015: $0.53125)	5	5
$0.58750 per qualifying Series 3 share (2015: $0.58750)	4	4
$0.62500 per qualifying Series 5 share (2015: $0.62500)	6	6
$0.56250 per qualifying Series 7 share (2015: $0.56250)	6	6
$0.59375 per qualifying Series 9 share (2015: $nil)	5
$0.540575 per qualifying Series 11 share (2015: $nil)	4
	30	21

On March 17, 2016, in connection with the Acquisition, Pembina announced an increase in the monthly dividend by 4.9 percent from $0.1525 per common share per month (or $1.83 annually) to $0.16 per common share per month (or $1.92 annually), effective for the dividend paid on May 13, 2016.

On July 7, 2016, Pembina announced that the Board of Directors declared a dividend of $0.16 per qualifying common share ($1.92 annually) in the total amount of $63 million, payable on August 15, 2016 to shareholders of record on July 25, 2016. On the same date, Pembina announced that the Board of Directors had declared a quarterly dividend of $0.265625 per qualifying Series 1 preferred share, $0.29375 per qualifying Series 3 preferred share, $0.3125 per qualifying Series 5 preferred share, $0.28125 per qualifying Series 7 preferred share, $0.296875 per qualifying Series 9 preferred share, $0.359375 per qualifying Series 11 preferred share and $0.5002 per qualifying Series 13 preferred share in the total amount of $20 million payable on September 1, 2016 to shareholders of record on August 1, 2016.

Pembina Pipeline Corporation

10.	NET FINANCE COSTS

	3 Months Ended June 30		6 Months Ended June 30
($ millions)	2016	2015	2016	2015
Interest expense on financial liabilities measured at amortized cost:
Loans and borrowings	22	15	40	30
Convertible debentures	2	7	5	14
Unwinding of discount rate	3	3	5	5
(Gain) loss in fair value of non-commodity-related derivative financial instruments		(2)	(3)	1
Loss (gain) on revaluation of conversion feature of convertible debentures	14	1	29	(10)
Foreign exchange losses (gains) and other		2	5	(1)
Net finance costs	41	26	81	39

11.	OPERATING SEGMENTS

3 Months Ended June 30, 2016 ($ millions)	Conventional Pipelines(1)(2)	Oil Sands & Heavy Oil	Gas Services	Midstream(3)(4)	Corporate & Intersegment Eliminations	Total
Revenue:
Pipeline transportation	177	47			(32)	192
Terminalling, storage and hub services				770		770
Gas services			66		(1)	65
Total revenue(5)	177	47	66	770	(33)	1,027
Operating expenses	49	13	18	16	(3)	93
Cost of goods sold, including product purchases			2	628	(32)	598
Realized loss on commodity-related derivative financial instruments	1			8		9
Operating margin	127	34	46	118	2	327
Depreciation and amortization included in operations	25	5	12	24		66
Unrealized (gain) loss on commodity-related derivative financial instruments	(1)			14		13
Gross profit	103	29	34	80	2	248
Depreciation included in general and administrative					5	5
Other general and administrative	2	1	2	5	31	41
Other expenses (income)		(1)	1	3		3
Reportable segment results from operating activities	101	29	31	72	(34)	199
Net finance costs	1	1	1	1	37	41
Reportable segment earnings (loss) before tax and equity accounted investees	100	28	30	71	(71)	158
Share of profit of investment in equity accounted investees, net of tax
Capital expenditures	158	58	41	121	2	380
Acquisition			566			566

(1)	10 percent of Conventional Pipelines revenue is under regulated tolling arrangements.
(2)	Conventional Pipelines revenue includes $2 million associated with U.S. pipeline sales.
(3)	NGL product and services, terminalling, storage and hub services revenue includes $25 million associated with U.S. midstream sales.
(4)	Pembina aggregates its NGL and crude oil midstream activities based on shared economic risk characteristics.
(5)	In 2016, one customer accounted for 10 percent or more of total revenue.

Pembina Pipeline Corporation

3 Months Ended June 30, 2015 ($ millions)	Conventional Pipelines(1)(2)	Oil Sands & Heavy Oil	Gas Services	Midstream(3)(4)	Corporate & Intersegment Eliminations	Total
Revenue:
Pipeline transportation	152	50			(26)	176
Terminalling, storage and hub services				988		988
Gas services			49			49
Total revenue	152	50	49	988	(26)	1,213
Operating expenses	50	15	14	17		96
Cost of goods sold, including product purchases				889	(27)	862
Realized gain on commodity-related derivative financial instruments				(4)		(4)
Operating margin	102	35	35	86	1	259
Depreciation and amortization included in operations	19	5	7	23	1	55
Unrealized (gain) loss on commodity-related derivative financial instruments	(3)			7		4
Gross profit	86	30	28	56		200
Depreciation included in general and administrative					3	3
Other general and administrative	2	1	1	6	24	34
Other income	(2)					(2)
Reportable segment results from operating activities	86	29	27	50	(27)	165
Net finance costs (income)	1		1	(1)	25	26
Reportable segment earnings (loss) before tax and equity accounted investees	85	29	26	51	(52)	139
Share of loss of investment in equity accounted investees, net of tax				3		3
Capital expenditures	169	2	64	137	15	387

(1)	Eight percent of Conventional Pipelines revenue is under regulated tolling arrangements.
(2)	Conventional Pipelines revenue includes $3 million associated with U.S. pipeline sales.
(3)	NGL product and services, terminalling, storage and hub services revenue includes $18 million associated with U.S. midstream sales.
(4)	Pembina aggregates its NGL and crude oil midstream activities based on shared economic risk characteristics.

Pembina Pipeline Corporation

6 Months Ended June 30, 2016 ($ millions)	Conventional Pipelines(1)(2)	Oil Sands & Heavy Oil	Gas Services	Midstream(3)(4)	Corporate & Intersegment Eliminations	Total
Revenue:
Pipeline transportation	352	99			(62)	389
Terminalling, storage and hub services				1,536		1,536
Gas services			122		(3)	119
Total revenue(5)	352	99	122	1,536	(65)	2,044
Operating expenses	95	32	34	32	(6)	187
Cost of goods sold, including product purchases			5	1,280	(64)	1,221
Realized loss (gain) on commodity-related derivative financial instruments	2			(8)		(6)
Operating margin	255	67	83	232	5	642
Depreciation and amortization included in operations	50	9	22	47		128
Unrealized (gain) loss on commodity-related derivative financial instruments	(1)			30		29
Gross profit	206	58	61	155	5	485
Depreciation included in general and administrative					10	10
Other general and administrative	5	2	4	11	72	94
Other expenses (income)		(1)	1	3		3
Reportable segment results from operating activities	201	57	56	141	(77)	378
Net finance costs	3	1	1	6	70	81
Reportable segment earnings (loss) before tax and equity accounted investees	198	56	55	135	(147)	297
Share of profit of investment in equity accounted investees, net of tax				(1)		(1)
Capital expenditures	377	79	71	221	7	755
Acquisition			566			566

(1)	10 percent of Conventional Pipelines revenue is under regulated tolling arrangements.
(2)	Conventional Pipelines revenue includes $5 million associated with U.S. pipeline sales.
(3)	NGL product and services, terminalling, storage and hub services revenue includes $61 million associated with U.S. midstream sales.
(4)	Pembina aggregates its NGL and crude oil midstream activities based on shared economic risk characteristics.
(5)	In 2016, one customer accounted for 10 percent of total revenue.

Pembina Pipeline Corporation

6 Months Ended June 30, 2015 ($ millions)	Conventional Pipelines(1)(2)	Oil Sands & Heavy Oil	Gas Services	Midstream(3)(4)	Corporate & Intersegment Eliminations	Total
Revenue:
Pipeline transportation	306	105			(46)	365
Terminalling, storage and hub services				1,899		1,899
Gas services			103			103
Total revenue	306	105	103	1,899	(46)	2,367
Operating expenses	106	35	31	35	(2)	205
Cost of goods sold, including product purchases				1,687	(46)	1,641
Realized gain on commodity-related derivative financial instruments				(22)		(22)
Operating margin	200	70	72	199	2	543
Depreciation and amortization included in operations	38	9	15	46	1	109
Unrealized (gain) loss on commodity-related derivative financial instruments	(2)			8		6
Gross profit	164	61	57	145	1	428
Depreciation included in general and administrative					6	6
Other general and administrative	4	4	3	13	56	80
Other expenses (income)	1	(3)		(1)		(3)
Reportable segment results from operating activities	159	60	54	133	(61)	345
Net finance costs (income)	1		1	(2)	39	39
Reportable segment earnings (loss) before tax and equity accounted investees	158	60	53	135	(100)	306
Share of loss of investment in equity accounted investees, net of tax				5		5
Capital expenditures	454	7	136	260	28	885

(1)	Eight percent of Conventional Pipelines revenue is under regulated tolling arrangements.
(2)	Conventional Pipelines revenue includes $5 million associated with U.S. pipeline sales.
(3)	NGL product and services, terminalling, storage and hub services revenue includes $72 million associated with U.S. midstream sales.
(4)	Pembina aggregates its NGL and crude oil midstream activities based on shared economic risk characteristics.

Pembina Pipeline Corporation

12.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

Fair values

The basis for determining fair value is disclosed in Note 3.

The fair values of financial assets and liabilities, together with the carrying amounts shown in the Statements of Financial Position, are as follows:

	June 30, 2016			December 31, 2015
($ millions)	Carrying Value		Fair Value	Carrying value		Fair Value
Financial assets carried at fair value
Derivative financial instruments	15		15	14		14

Financial assets carried at amortized cost
Cash and cash equivalents	20		20	28		28
Trade receivables and other	392		392	492		492
Other assets	71		71	11		11
	483		483	531		531

Financial liabilities carried at fair value
Derivative financial instruments(2)	86		86	30		30

Financial liabilities carried at amortized cost
Trade payables and accrued liabilities	502		502	545		545
Taxes payable	2		2
Dividends payable	62		62	57		57
Loans and borrowings(2)	3,477		3,599	3,180		3,261
Convertible debentures	143	(1)	197	143	(1)	167
	4,186		4,362	3,925		4,030

(1)	Carrying value excludes conversion feature of convertible debentures.
(2)	Carrying value of current and non-current balances.

Pembina Pipeline Corporation

CORPORATE INFORMATION

HEAD OFFICE

Pembina Pipeline Corporation

Suite 4000, 585 – 8th Avenue SW

Calgary, Alberta T2P 1G1

Phone: (403) 231-7500

AUDITORS

KPMG LLP

Chartered Professional Accountants

Calgary, Alberta

TRUSTEE, REGISTRAR & TRANSFER AGENT

Computershare Trust Company of Canada

Suite 600, 530 – 8th Avenue SW

Calgary, Alberta T2P 3S8

1-800-564-6253

STOCK EXCHANGE

Pembina Pipeline Corporation

Toronto Stock Exchange listing symbols for:

Common shares: PPL

Convertible debentures: PPL.DB.F

Preferred shares: PPL.PR.A, PPL.PR.C, PPL.PR.E,

PPL.PR.G, PPL.PR.I, PPL.PR.K, PPL.PR.M

New York Stock Exchange listing symbol for:

Common shares: PBA

INVESTOR INQUIRIES

Phone:	(403) 231-3156
Fax:	(403) 237-0254
Toll Free:	1-855-880-7404
Email:	investor-relations@pembina.com
Website:	www.pembina.com